As filed with the Securities and Exchange Commission on June 19, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BIOLASE TECHNOLOGY, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	87-0442441
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

981 Calle Amanecer

San Clemente, California 92673

(949) 361-1200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jeffrey W. Jones

President and Chief Executive Officer

BioLase Technology, Inc.

981 Calle Amanecer

San Clemente, California 92673

(949) 361-1200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Ethan D. Feffer, Esq. Albert P. Asatoorian, Esq. Pillsbury Winthrop LLP 650 Town Center Drive Seventh Floor Costa Mesa, California 92626 (714) 436-6800	Victor A. Hebert, Esq. Michael S. Kagnoff, Esq. Jeffrey C. Thacker, Esq. Heller Ehrman White & McAuliffe LLP 4350 La Jolla Village Drive Seventh Floor San Diego, California 92122 (858) 450-8400

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common stock, $0.001 par value per share(2)	2,875,000 shares(3)	$12.48	$35,880,000	$2,903

(1)	Estimated based upon the average of the high and low sales prices of the registrant’s common stock on June 17, 2003, as reported by the Nasdaq National Market, solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.
(2)	Includes associated preferred stock purchase rights issuable under the Rights Agreement dated December 31, 1998.
(3)	Includes 375,000 shares that the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

(SUBJECT TO COMPLETION, DATED                , 2003)

PRELIMINARY PROSPECTUS

2,500,000 Shares

Common Stock

We are offering 2,500,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol BLTI. On June 18, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $12.82 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discounts
Proceeds, before expenses, to BioLase Technology, Inc.

We have granted the underwriters the right to purchase up to 375,000 additional shares of our common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, Inc.

William Blair & Company

Fahnestock & Co. Inc.

The date of this prospectus is                  , 2003.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are not, and the underwriters are not, making an offer to sell or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

In this prospectus, “BioLase,” “BLTI,” “we,” “us,” “our,” or “our company” refer to BioLase Technology, Inc. and its subsidiaries and predecessors, collectively. BioLase®, Waterlase®, Millennium®, Laserbrush®, Lazersmile®, Flavorflow®, Hydrolase® and Vetlase® are our registered trademarks, and LaserSmile™ is our unregistered trademark. All other trademarks, servicemarks or trade names referred to in this prospectus are the property of their respective owners.

i

PROSPECTUS SUMMARY

This summary highlights our business and other selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before making an investment decision. You should read the entire prospectus carefully, including “Risk Factors,” our consolidated financial statements and notes to these statements and other information incorporated by reference in this prospectus, before deciding to invest.

BioLase Technology, Inc.

We are the world’s leading dental laser company. We design, manufacture and market proprietary dental laser systems that allow dentists, oral surgeons and other specialists to perform a broad range of common dental procedures, including cosmetic applications. Our systems provide clinically superior performance for many types of dental procedures, with less pain and faster recovery times than are generally achieved with high-speed drills and other dental instruments. We have clearance from the U. S. Food and Drug Administration to market our laser systems in the United States. We also have the approvals necessary to sell our laser systems in Canada, the European Union and other international markets. Since 1998, we have sold more than 2,000 laser systems in over 20 countries. Our total revenues in 2002 increased 63% from 2001, to $29.2 million, and in the first quarter of 2003 grew to $8.7 million, an increase of 66% over the same period last year.

Our primary product, the Waterlase system, is the best selling dental laser system. We estimate that the Waterlase system currently accounts for a majority of all dental lasers sold worldwide. The Waterlase system uses a patented combination of water and laser to precisely cut hard tissue, such as bone and teeth, and soft tissue, such as gums, with minimal or no damage to surrounding tissue. We refer to our patented interaction of water with laser as YSGG Laser Hydrokinetics. We also offer the LaserSmile system, which uses a laser to perform soft tissue and cosmetic procedures, including tooth whitening. In May 2003, we acquired the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc., including the Diolase and Pulsemaster systems, which can be used for common soft tissue procedures. These systems, together with our Waterlase and LaserSmile systems, offer practitioners a broad product line with a range of features and price points. We also manufacture and sell accessories and disposables for our laser systems, such as handpieces, laser tips and tooth whitening gel.

Industry Background

We believe there is a large market for our products. According to the American Dental Association, there are over 160,000 practicing dentists in the United States. The World Federation of Dentistry, an international dental organization, estimates that there are at least 700,000 dentists worldwide. Although the use of laser systems in dentistry is growing, only a small percentage of dentists currently use laser systems. We believe this represents a significant market opportunity for us to increase the sales of our laser systems worldwide.

According to the U.S. Center for Medicare and Medicaid Services, annual expenditures in the United States in 2000 for dental services were $60 billion, and are expected to increase to approximately $100 billion by 2010. More than 200 million hard tissue procedures and more than 1.2 million soft tissue procedures are performed annually in the United States, according to a 1999 survey by the American Dental Association. Traditional dental instruments, such as high speed drills used for hard tissue procedures and scalpels, scissors and other cutting instruments used for soft tissue procedures, cause patient discomfort, require use of anesthesia and result in unintended trauma to dental structure. Additionally, competing dental instruments in most cases are not suitable for performing a wide range of hard and soft tissue procedures.

We believe the limitations associated with traditional and other competing dental instruments create a significant opportunity for the adoption of new technologies, such as our laser systems, that can perform common dental procedures more effectively and comfortably. Our goal is to establish our laser systems as essential tools in dentistry for most common dental procedures. Our strategy is to educate dental practitioners and patients about the benefits of our laser systems, particularly our Waterlase, and to use our leading position in the dental laser market to increase acceptance of our products.

The BioLase Solution

We have developed our laser systems specifically for the dental market to perform most common hard and soft tissue dental procedures. The Waterlase was the first dental laser cleared by the FDA for oral bone procedures, apicoectomy, a specialized root canal procedure, and for all four fundamental steps of root canal therapy. Our laser systems are intended to replace or supplement traditional dental instruments, such as high speed drills, scalpels and other cutting tools, and alternative dental technologies, such as air abrasion and electrosurge systems. We believe our laser systems provide greater benefits than competing instruments and are positioned to become the instruments preferred by practitioners and patients for most types of dental procedures.

Our laser systems benefit dental professionals because our systems:

•	reduce the need for anesthesia, which can decrease the time required for each procedure and allow practitioners to perform more procedures;

•	allow general dentists to perform surgical and cosmetic procedures that they may be unable or unwilling to perform with traditional dental instruments;

•	improve patient retention, and may help attract new patients and increase the demand for elective procedures by making them more comfortable and convenient; and

•	decrease post-operative complications by reducing trauma, swelling and general discomfort.

Our laser systems also benefit patients because our systems:

•	improve comfort and can reduce the trauma traditionally associated with hard and soft tissue dental procedures;

•	can eliminate or reduce the need for anesthesia in most cases, which thereby eliminates or reduces the pain associated with injections and the feeling of numbness following dental procedures;

•	limit the number of office visits required by enabling multiple procedures to be performed during a single visit; and

•	expand the range of available elective procedures by making them more comfortable and convenient.

Business Strategy

Our objectives are to increase our leadership position and expand our penetration in the dental laser market by establishing our laser systems as essential tools in dentistry. Our business strategy consists of the following key elements:

•	increasing awareness of our laser systems among dental practitioners and patients;

•	expanding our sales and distribution capabilities in the United States and abroad;

•	expanding our product platform and applications in the dental laser market;

•	continuing to provide high quality manufacturing and customer service; and

•	strengthening and defending our technology leadership in the dental laser market.

Competitive Advantages

We believe we will be able to expand and strengthen our leading position in the dental laser market because of the following advantages over our competitors:

•	our Waterlase system is the only commercially available dental laser that uses water and a unique YSGG crystal laser optimized for dental applications;

•	our Waterlase system is the best selling dental laser system;

•	we have established relationships with leading dental practitioners, researchers and academic leaders in the United States and abroad who help us increase awareness of our laser systems among dental professionals;

•	we have a strong patent portfolio covering a broad range of dental technologies; and

•	our business strategy is highly focused on increasing our penetration in the market for dental lasers in the United States and abroad.

Additional Information

We are organized as a Delaware corporation. Our principal executive office is located at 981 Calle Amanecer, San Clemente, California 92673, and our telephone number is (949) 361-1200. Our corporate web site is located at www.Biolase.com. The information contained in our web site is not a part of this prospectus.

The Offering

Common stock offered	2,500,000 shares

Common stock outstanding after the offering	23,975,322 shares

Use of proceeds	To repay approximately $1.8 million in debt, and for capital expenditures, working capital, other general corporate purposes and potential acquisitions.

Nasdaq National Market symbol	BLTI

The number of shares of common stock outstanding after this offering is based on 21,475,322 shares outstanding as of June 9, 2003, and excludes 3,718,493 shares consisting of:

•	2,844,280 shares issuable upon exercise of outstanding options at a weighted average exercise price of $3.69 per share; and

•	874,213 additional shares of common stock reserved for future grant or issuance under our equity incentive compensation plans.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to 375,000 additional shares of our common stock. Shares issued upon any exercise of the underwriters’ over-allotment option will be offered for sale under this prospectus.

Summary Consolidated Financial Data

(in thousands, except per share data)

The following tables set forth summary consolidated financial data for the periods indicated. You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in the prospectus. We derived the consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 from our audited financial statements included elsewhere in this prospectus. We derived the selected financial data with respect to the consolidated statements of operations data for the three months ended March 31, 2002 and 2003, and with respect to the balance sheet data at March 31, 2003, from unaudited financial statements included elsewhere in this prospectus.

	Fiscal Years Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Consolidated Statements of Operations Data:

Net sales	$9,657	$17,887	$29,199	$5,230	$8,668
Cost of sales	4,829	7,299	11,102	2,109	3,137

Gross profit	4,828	10,588	18,097	3,121	5,531

Operating expenses:
Sales and marketing	4,333	7,421	10,922	2,095	3,571
General and administrative	1,841	2,011	3,010	474	844
Engineering and development	2,288	1,520	1,684	419	512

Total operating expenses	8,462	10,952	15,616	2,988	4,927

Income (loss) from operations	(3,634)	(364)	2,481	133	604
Non-operating income (loss)	(94)	(44)	149	(14)	70

Net income (loss)	$(3,728)	$(408)	$2,630	$119	$674

Net income (loss) per share:
Basic	($0.19)	($0.02)	$0.13	$0.01	$0.03
Diluted	($0.19)	($0.02)	$0.12	$0.01	$0.03
Shares used in computing net income (loss) per share
Basic	19,171	19,510	19,929	19,791	20,369
Diluted	19,171	19,510	21,622	21,250	21,713

The following table presents our consolidated balance sheet data as of March 31, 2003, which we derived from our financial statements filed with the U.S. Securities and Exchange Commission. The as adjusted for acquisition data gives effect to our May 21, 2003 acquisition of the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc., as if it had occurred on March 31, 2003. The purchase price was approximately $5.7 million, consisting of approximately $1.8 million in cash, 307,500 shares of our common stock and $105,000 in costs directly attributable to the acquisition. The as adjusted for the offering and acquisition data also gives effect to the sale of 2,500,000 shares of common stock in this offering at an assumed public offering price of $13.64 per share, which was the last reported sales price of our common stock on June 9, 2003, and after deducting underwriting discounts and commissions, and estimated offering expenses payable by us.

	March 31, 2003
	Actual	As Adjusted for Acquisition	As Adjusted for Offering and Acquisition
Consolidated Balance Sheet Data:

Cash and cash equivalents	$5,811	$3,881	$35,140
Working capital	5,751	4,815	36,074
Total assets	15,919	19,726	50,985
Total debt	3,049	3,049	3,049
Stockholders’ equity	7,475	11,282	42,541

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all the other information in this prospectus before making an investment decision about our common stock. While the risks described below are the ones we believe are most important for you to consider, these risks are not the only ones that we face. If any of the following risks actually occurs, our business, operating results or financial condition could suffer, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

Our quarterly sales and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline.

Our quarterly sales and operating results have fluctuated and are likely to continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. If our quarterly sales or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Factors that might cause quarterly fluctuations in our sales and operating results include the following:

•	variation in demand for our products, including variation due to seasonality;

•	our ability to research, develop, introduce, market and gain market acceptance of new products and product enhancements in a timely manner;

•	our ability to control costs;

•	the size, timing, rescheduling or cancellation of significant customer orders;

•	the introduction of new products by competitors;

•	long sales cycles and fluctuations in sales cycles;

•	the availability and reliability of components used to manufacture our products;

•	changes in our pricing policies or those of our suppliers and competitors, as well as increased price competition in general;

•	the mix of our domestic and international sales, and the risks and uncertainties associated with our international business;

•	costs associated with any future acquisitions of technologies and businesses;

•	limitations on our ability to use net operating loss carryforwards under the provisions of Internal Revenue Code Section 382 and similar provisions under applicable state laws;

•	developments concerning the protection of our proprietary rights; and

•	general global economic and political conditions, including international conflicts and acts of terrorism.

A significant amount of our sales in any quarter may consist of sales through distributors. As a result, the timing of orders by distributors may impact our quarter-to-quarter results. The loss of or a substantial reduction in orders from distributors could seriously harm our business, financial condition and results of operations. Additionally, the amount of expenses we incur, in part, depends on our expectations regarding future sales. In particular, we expect to continue incurring substantial expenses relating to the marketing and promotion of our products. Since many of our costs are fixed in the short term, if we have a shortfall in sales, we may be unable to reduce expenses quickly enough to avoid losses. Accordingly, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance.

Dentists and patients may be slow to adopt laser technologies, which could limit the market acceptance of our products.

Our dental laser systems represent relatively new technologies in the dental market. Currently, only a small percentage of dentists use lasers to perform dental procedures. Our future success will depend on our ability to increase demand for our products by demonstrating to a broad spectrum of dentists and patients the potential performance advantages of our laser systems over traditional methods of treatment and over competitive laser systems. Dentists have historically been and may continue to be slow to adopt new technologies on a widespread basis. Factors that may inhibit adoption of laser technologies by dentists include cost, and concerns about the safety, efficacy and reliability of lasers. Economic pressure may make dentists reluctant to purchase substantial capital equipment or invest in new technologies. Patient acceptance will depend in part on the recommendations of dentists and specialists as well as other factors, including without limitation, the relative effectiveness, safety, reliability and comfort of our systems as compared with those of other instruments and methods for performing dental procedures. The failure of dental lasers to achieve broad market acceptance would have an adverse effect on our business, financial condition and results of operations. We cannot assure you that we will have sufficient resources to continue to successfully market our products to achieve broad market acceptance.

We may have difficulty managing our growth.

We have recently experienced significant growth in the scope of our operations and the number of our employees. This growth has placed significant demands on our management as well as our financial and operational resources. In order to achieve our business objectives, we anticipate that we will need to continue to grow. If this growth occurs, it will continue to place additional significant demands on our management and our financial and operational resources, and will require that we continue to develop and improve our operational, financial and other internal controls both in the United States and internationally. In particular, our growth has and, if it continues, will increase the challenges involved in implementing appropriate operational and financial systems, recruiting and retaining sufficient skilled personnel, expanding manufacturing capacity and scaling up production, expanding our sales and marketing infrastructure and capabilities, providing adequate training and supervision to maintain high quality standards, and preserving our culture and values. Our inability to scale our business appropriately or otherwise adapt to growth would cause our business, financial condition and results of operations to suffer.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur expenses to enforce our rights.

Our future success will depend, in part, on our ability to obtain and maintain patent protection for our products and technology, to preserve our trade secrets and to operate without infringing the intellectual property of others. In part, we rely on patents to establish and maintain proprietary rights in our technology and products. While we hold a number of issued patents and have other patent applications pending on our products and technology, we cannot assure you that any additional patents will be issued, that the scope of any patent protection will exclude competition or that any of our patents will be held valid if subsequently challenged. Other companies also may independently develop similar products, duplicate our products or design products that circumvent our patents. Additionally, the laws of foreign countries may not protect our products or intellectual property rights to the same extent as do the laws of the United States.

We face substantial uncertainty regarding the impact that other parties’ intellectual property positions will have on the markets for dental and other medical lasers. Competitors may claim that we have infringed their current or future intellectual property rights. The medical technology industry has in the past been characterized by a substantial amount of litigation and related administrative proceedings regarding patents and intellectual property rights. We may not prevail in any future intellectual property infringement litigation given the  complex technical issues and inherent uncertainties in litigation. Any claims, with or without merit, could be time-consuming and distracting to management, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements. Additionally, if an intellectual property claim against us is successful, we might not be able to obtain a license on acceptable terms or license a substitute technology or redesign our products to avoid infringement. Any of the foregoing adverse events could seriously harm our business, financial condition and results of operations.

We are a party to a patent infringement lawsuit involving patents relating to our core technology, which if determined adversely to us, could have a significant negative effect on our earnings.

We are currently involved in two patent related lawsuits with Diodem, LLC, a California limited liability company, which was founded by Collete Cozean, the former chief executive officer of Premier Laser Systems, Inc. On May 2, 2003, we initiated a civil action in the U.S. District Court for the Central District of California against Diodem, in which we are seeking a judicial declaration against Diodem that technology used in our laser systems does not infringe four patents owned by Diodem. Diodem claims to have acquired the patents from Premier Laser Systems, Inc., which filed for bankruptcy protection in March 2000. On May 5, 2003, Diodem added us as a party to an infringement lawsuit it had previously filed in the U.S. District Court for the Central District of California. Diodem alleges that our technology, including the technology used in our Waterlase system, infringes four patents it acquired from Premier. Diodem’s infringement suit seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys’ fees and other unspecified damages. Both of these lawsuits are in their preliminary stages, and may proceed for an extended period of time. There can be no assurance that our technology will not be found to infringe any of Diodem’s patents at issue in these proceedings or that we will not be liable for some or all of the damages alleged by Diodem or subject to some or all of the relief requested by Diodem.

In addition, these lawsuits could result in significant expenses and diversion of management’s time and other resources. If Diodem successfully asserts an infringement claim against us in its infringement lawsuit, our operations may be severely impacted, especially to the extent that it affects our right to use the technology incorporated in our Waterlase system, which accounts for a large majority of our operating revenue. Diodem’s infringement proceeding could also result in limitations on our ability to manufacture, market and sell our products, including our Waterlase system, as well as delays and costs associated with redesigning our products and payments of license fees, monetary damages and other payments. Additionally, we may be enjoined from incorporating certain technology into our products, all of which could significantly impede our operations, increase operating expenses, reduce our revenue and cause us to incur losses.

We depend on a limited number of suppliers and if we cannot secure alternate suppliers, the amount of sales in any period could be adversely affected.

We purchase certain materials and components included in our products from a limited group of suppliers, and we do not have long-term supply contracts with most of our key suppliers. Our business depends in part on our ability to obtain timely deliveries of materials and components in acceptable quality and quantities from our suppliers. Certain components of our products, particularly specialized components used in our lasers, are currently available only from a single source or limited sources. For example, the crystal used in our Waterlase system is primarily sourced by a single supplier. A change in a single or limited source supplier, or an inability to find an alternate supplier, could create manufacturing delays, disrupt sales and cash flow, and harm our reputation, any of which would cause our business, financial condition and results of operations to suffer.

We have significant international sales and are subject to risks associated with operating in international markets.

International sales comprise a significant portion of our net sales and we intend to continue to pursue and expand our international business activities. Political and economic conditions outside the United States could make it difficult for us to increase our international sales or to operate abroad. International operations, including our facility in Germany, are subject to many inherent risks, including:

•	adverse changes in tariffs;

•	political, social and economic instability and increased security concerns;

•	fluctuations in currency exchange rates;

•	longer collection periods and difficulties in collecting receivables from foreign entities;

•	exposure to different legal standards;

•	ineffectiveness of international distributors;

•	reduced protection for our intellectual property in some countries;

•	burdens of complying with a variety of foreign laws;

•	import and export license requirements and restrictions of the United States and each other country in which we operate;

•	trade restrictions;

•	the imposition of governmental controls;

•	unexpected changes in regulatory or certification requirements;

•	difficulties in staffing and managing international operations; and

•	potentially adverse tax consequences and the complexities of foreign value added tax systems.

We believe that international sales will continue to represent a significant portion of our net sales, and we intend to further expand our international operations. A substantial percentage of our international sales are denominated in local currencies. As a result, an increase in the relative value of the dollar could make our products more expensive and potentially less price competitive in international markets. We do not currently engage in any transactions as a hedge against risks of loss due to foreign currency fluctuations. Any of these factors may adversely affect our future international sales and, consequently, negatively impact our business, financial condition and operating results.

If we are unable to meet customer demand or comply with quality regulations, our sales will suffer.

We manufacture our products at our California and German production facilities. In order to achieve our business objectives, we will need to significantly expand our manufacturing capabilities, including our capability to initiate production of the Diolase and Pulsemaster systems that we recently acquired in May 2003. We may encounter difficulties in scaling-up production of our products, including problems involving production capacity and yields, quality control and assurance, component supply and shortages of qualified personnel. In addition, our manufacturing facilities are subject to periodic inspections by the U.S. Food and Drug Administration, state agencies and foreign regulatory agencies. Our success will depend in part upon our ability to manufacture our products in compliance with the U.S. Food and Drug Administration’s Quality System regulations and other regulatory requirements. Our business will suffer if we do not succeed in manufacturing our products on a timely basis and with acceptable manufacturing costs while at the same time maintaining good quality control and complying with applicable regulatory requirements.

Any failure to significantly expand sales of our products will negatively impact our business.

We currently handle a majority of the marketing, distribution and sales of our laser systems. In order to achieve our business objectives, we will need to significantly expand our marketing and sales efforts on a nationwide and global basis. We will face significant challenges and risks in expanding, training, managing and retaining our sales and marketing teams, including managing geographically dispersed efforts. In addition, we use third party distributors to sell our products in a number of countries outside the United States, and are dependent on the sales and marketing efforts of these third party distributors. These distributors may not commit the necessary resources to effectively market and sell our products. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products.

Acquisitions could have unintended negative consequences, which could harm our business.

As part of our business strategy, we may acquire one or more businesses, products or technologies. Most recently, in May 2003, we acquired the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc., including the Diolase and Pulsemaster systems, and related inventory, patents and other intellectual property rights. We are currently in the process of integrating the assets and business relating to the American Dental Laser product line into our operations.

Acquisitions could require significant capital infusions and could involve many risks, including, but not limited to, the following:

•	we may encounter difficulties in assimilating and integrating the operations, products and workforce of the acquired companies;

•	acquisitions may negatively impact our results of operations because they may require large one-time charges or could result in increased debt or contingent liabilities, adverse tax consequences, substantial depreciation or deferred compensation charges, or the amortization or write down of amounts related to deferred compensation, goodwill and other intangible assets;

•	acquisitions may be dilutive to our existing stockholders;

•	acquisitions may disrupt our ongoing business and distract our management; and

•	key personnel of the acquired company may decide not to work for us.

We cannot assure you that we will be able to identify or consummate any future acquisitions on acceptable terms, or at all. If we do pursue any acquisitions, it is possible that we may not realize the anticipated benefits from such acquisitions or that the market will not positively view such acquisitions.

We may be unable to comply with covenants contained in our credit agreement, which could result in the impairment of our working capital and alter our ability to operate our business.

In May 2003, we secured a new credit facility through Bank of the West. At May 31, 2003, the outstanding principal balance on this credit facility was $1.8 million. To maintain the right to borrow under this credit facility and avoid a default under our credit agreement with Bank of the West, we are required to satisfy certain financial tests and comply with certain operating covenants contained in that agreement. Our ability to satisfy required financial ratios and tests can be affected by events beyond our control, including prevailing economic, financial and industry conditions, and we cannot assure you that we will continue to meet those ratios and tests in the future. A breach of any of these covenants, ratios or tests could result in a default under our credit agreement. If we default, our lender will no longer be obligated to extend credit to us and could elect to declare all amounts outstanding under the credit agreement, together with accrued interest, to be immediately due and payable. If we were unable to repay those amounts, our lender could proceed against the collateral granted to it to secure that indebtedness, which includes our intellectual property. The results of such action would have a significant negative impact on our results of operations and financial condition.

Material increases in interest rates may harm our sales.

We currently sell our products primarily to dentists in general practice. These dentists often purchase our products with funds they secure through various financing arrangements with third party financial institutions, including credit facilities and short term loans. If interest rates increase, these financing arrangements will be more expensive to our dental customers, which would effectively increase the price of our products to our customers and, thereby, may decrease overall demand for our products. Any reduction in the sales of our products would cause our business to suffer.

We may not be able to compete successfully against our current and future competitors.

We compete with a number of foreign and domestic companies that market traditional dental products, such as dental drills, as well as other companies that market laser technologies in the dental and medical markets that we address, including companies such as Hoya ConBio, a subsidiary of Hoya Photonics, a large Japanese manufacturer primarily of optics and crystals, OpusDent Ltd., a subsidiary of Lumenis, Deka Dental Corporation and Fotona d.d. Some of our competitors have greater financial, technical, marketing or other resources than us, which may allow them to respond more quickly to new or emerging technologies and to devote greater resources to the acquisition or development and introduction of enhanced products than we can. In addition, the rapid technological changes occurring in the healthcare industry are expected to lead to the entry of new competitors, especially as dental and medical lasers gain increasing market acceptance. Our ability to anticipate technological changes and to introduce enhanced products on a timely basis will be a significant factor in our ability to grow and remain competitive. New competitors or technological changes in laser products and methods could cause commoditization of such products, require price discounting or otherwise adversely affect our gross margins.

Rapid changes in technology could harm the demand for our products or result in significant additional costs.

The markets in which our laser systems compete are subject to rapid technological change, evolving industry standards, changes in the regulatory environment, frequent new device introductions and evolving dental and surgical techniques. These changes could render our products uncompetitive or obsolete. The success of our existing and future products is dependent on the differentiation of our products from those of our competitors, the timely introduction of new products and the perceived benefit to the customer in terms of improved patient satisfaction and return on investment. The process of developing new medical devices is inherently complex and requires regulatory approvals or clearances that can be expensive, time consuming and uncertain. We have in the past experienced delays in product development. We cannot assure you that we will successfully identify new product opportunities, be financially or otherwise capable of completing the research and development required to bring new products to market in a timely manner or that products and technologies developed by others will not render our products obsolete.

The failure to attract and retain key personnel could adversely affect our business.

Our future success depends in part on the continued service of certain key personnel, including our Chief Executive Officer, our Executive Vice President responsible for sales, our Vice President of Research and Development and our Chief Financial Officer. We do not have employment agreements with any of our key employees, other than with our Chief Executive Officer, whose employment agreement was renewed in January 2002 for a two-year term.

Our success will also depend in large part on our ability to continue to attract, retain and motivate qualified engineering and other highly skilled technical personnel. Competition for certain employees, particularly development engineers, is intense despite the effects of the economic slowdown. We may be unable to continue to attract and retain sufficient numbers of such highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely affect our business, financial condition and results of operations.

Product liability claims against us could be costly and could harm our reputation.

The sale of dental and medical devices involves the inherent risk of product liability claims against us. While we currently maintain product liability insurance coverage, this insurance is expensive, is subject to various coverage exclusions and limits and may not be obtainable in the future on terms acceptable to us, or at all. We do not know whether claims against us with respect to our products, if any, would be successfully defended or whether our insurance would be sufficient to cover liabilities resulting from such claims. Any claims successfully brought against us would cause our business to suffer.

We are exposed to risks associated with the recent worldwide economic slowdown and related uncertainties.

Concerns about decreased consumer and investor confidence, reduced corporate profits and capital spending, and recent international conflicts and terrorist and military activity have resulted in a downturn in the equity markets and a slowdown in economic conditions, both domestically and internationally, and have caused concern about the strength or longevity of an economic recovery. These unfavorable conditions could ultimately cause a slowdown in customer orders or cause customer order cancellations. In addition, recent political and social turmoil related to international conflicts and terrorist acts may put further pressure on economic conditions in the United States and abroad. Unstable political, social and economic conditions make it difficult for our customers, our suppliers and us to accurately forecast and plan future business activities. If such conditions continue or worsen, our business, financial condition and results of operations could suffer.

We may not be able to secure additional financing to meet our future capital needs.

We expect to expend significant capital to further develop our products, increase awareness of our laser systems and our brand names and to expand our operating and management infrastructure as we increase sales in the United States and abroad. We may use capital more rapidly than currently anticipated. Additionally, we may incur higher operating expenses and generate lower revenue than currently expected, and we may be required to depend on external financing to satisfy our operating and capital needs, including the repayment of our debt obligations. We may be unable to secure additional debt or equity financing on terms acceptable to us, or at all, at the time when we need such funding. If we do raise funds by issuing additional equity or convertible debt securities, the ownership percentages of existing stockholders would be reduced, and the securities that we issue may have rights, preferences or privileges senior to those of the holders of our common stock or may be issued at a discount to the market price of our common stock which would result in dilution to our existing stockholders. If we raise additional funds by issuing debt, we may be subject to debt covenants, such as the debt covenants under our secured credit facility, which could place limitations on our operations including our ability to declare and pay dividends. Our inability to raise additional funds on a timely basis would make it difficult for us to achieve our business objectives and would have a negative impact on our business, financial condition and results of operations.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of our company and may affect the price of our common stock.

Certain provisions of our certificate of incorporation and stockholder rights plan could make it difficult for any party to acquire us, even though an acquisition might be beneficial to our stockholders. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

In December 1998, we adopted a stockholder rights plan pursuant to which one preferred stock purchase right is distributed to our stockholders for each share of our common stock held by them. In connection with the stockholder rights plan, the Board of Directors may issue up to 500,000 shares of Series B Junior Participating Cumulative Preferred Stock. If any party acquires 15% or more of our outstanding common stock, the holders of these rights will be able to purchase the underlying junior participating preferred stock as a way to discourage, delay or prevent a change in control of our company.

In addition, under our certificate of incorporation, the Board of Directors has the power to authorize the issuance of up to 500,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by the stockholders. Accordingly, our Board of Directors may issue preferred stock with terms that could have preference over and adversely affect the rights of holders of our common stock.

The issuance of any preferred stock may:

•	delay, defer or prevent a change in control of BioLase;

•	discourage bids for the common stock at a premium over the market price of our common stock;

•	adversely affect the voting and other rights of the holders of our common stock; and

•	discourage acquisition proposals or tender offers for our shares.

Risks Relating to Our Industry

Changes in government regulation or the inability to obtain or maintain necessary government approvals could harm our business.

Our products are subject to extensive government regulation, both in the United States and in other countries. To clinically test, manufacture and market products for human use, we must comply with regulations and safety standards set by the U.S. Food and Drug Administration and comparable state and foreign agencies. Regulations adopted by the U.S. Food and Drug Administration are wide ranging and govern, among other things, product design, development, manufacture and testing, labeling, storage, advertising and sales. Generally, products must meet regulatory standards as safe and effective for their intended use before being marketed for human applications. The clearance process is expensive, time-consuming and uncertain. Failure to comply with applicable regulatory requirements of the U.S. Food and Drug Administration can result in an enforcement action which may include a variety of sanctions, including fines, injunctions, civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of production and criminal prosecution. The failure to receive or maintain requisite approvals for the use of our products or processes, or significant delays in obtaining such approvals, could prevent us from developing, manufacturing and marketing products and services necessary for us to remain competitive. In addition, unanticipated changes in existing regulatory requirements or the adoption of new requirements could impose significant costs and burdens on us, which could increase our operating expenses, reduce our revenue and profits, and result in operating losses.

If our customers cannot obtain third party reimbursement for their use of our products, they may be less inclined to purchase our products.

Our products are generally purchased by dental or medical professionals who have various billing practices and patient mixes. Such practices range from primarily private pay to those who rely heavily on third party payors, such as private insurance or government programs. In the United States, third party payors review and frequently challenge the prices charged for medical services. In many foreign countries, the prices for dental services are predetermined through government regulation. Payors may deny coverage and reimbursement if they determine that the procedure was not medically necessary, such as a cosmetic procedure, or that the device used in the procedure was investigational. We believe that most of the procedures being performed with our current products generally are reimbursable, with the exception of cosmetic applications such as tooth whitening. For the portion of dentists who rely heavily on third party reimbursement, the inability to obtain reimbursement for services using our products could deter them from purchasing or using our products. We cannot predict the effect of future healthcare reforms or changes in financing for health and dental plans. Any such changes could have an adverse effect on the ability of a dental or medical professional to generate a return on investment using our current or future products. Such changes could act as disincentives for capital investments by dental and medical professionals and could have a negative impact on our business, financial condition and results of operations.

Risks Relating to This Offering

Our common stock price has been volatile, which could result in substantial losses for stockholders.

Our common stock is currently traded on the Nasdaq National Market and the Nasdaq Europe Market and has limited daily trading volume. The trading price of our common stock has been and may continue to be volatile. The market for technology companies, in particular, has at various times experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including, but not limited to, changes in expectations of our future performance, changes in estimates by securities analysts (or failure to meet such estimates), quarterly fluctuations in our sales and financial results and a variety of risk factors, including the ones described elsewhere in this prospectus. Periods of volatility in the market price of a company’s securities sometimes result in securities class action litigation. If this were to happen to us, such litigation would be expensive and would divert management’s attention. In addition, if we needed to raise equity funds under adverse conditions, it would be difficult to sell a significant amount of our stock without causing a significant decline in the trading price of our stock. If our stock price drops below approximately $5.00 per share for an extended period of time or we are otherwise unable to satisfy the continued listing requirements of the Nasdaq National Market, our shares could be delisted from the Nasdaq National Market and the marketability, liquidity and price of our common stock would be adversely affected.

Investors will experience immediate and substantial dilution in net tangible book value per share of common stock purchased in this offering.

Our net tangible book value at March 31, 2003, was approximately $7.4 million, or approximately $0.36 per share of common stock, without giving effect to any exercise of options then outstanding. Our net tangible book value per share has been determined by dividing the net tangible book value, total tangible assets less total liabilities, by the number of shares of common stock outstanding at March 31, 2003. After giving effect to the acquisition of assets from American Medical Technologies, Inc. and the sale of 2,500,000 shares of our common stock in this offering at the public offering price of $13.64 per share and after deduction of the underwriting discount and estimated offering expenses, our net tangible book value immediately after the offering will be approximately $36.8 million or $1.56 per share. Accordingly, the offering price of our common stock will be substantially higher than the net tangible book value per share of our existing capital stock. As a result, if you purchase common stock in this offering, you will incur immediate and substantial dilution of $12.08 in net tangible book value per share of common stock, based on the public offering price of $13.64 per share. You will also experience additional dilution upon the exercise of outstanding stock options.

Our management will have broad discretion over the use of the capital resources made available by this offering and you may not agree with the way they are used.

While we currently intend to use the net proceeds of this offering for repayment of existing debt, capital expenditures, working capital and other general corporate purposes, including potential future acquisitions or other investments, we may subsequently choose to use it for different purposes or not at all. The effect of the offering will be to increase capital resources available to our management, and our management may allocate these capital resources as it determines is necessary. You will be relying on the judgment of our management with regard to the use of the capital resources generated by this offering.

Our stock price may decline if additional shares are sold in the market after the offering.

Future sales of substantial amounts of shares of our common stock by our existing stockholders in the public market, or the perception that these sales could occur, cause the market price of our common stock decline. In addition, we may be required to issue additional shares upon exercise of previously granted options that are currently outstanding. Our directors and executive officers have agreed to enter into “lock up” agreements with the underwriters, in which they will agree to refrain from selling their shares for a period of 120 days after this offering. Increased sales of our common stock in the market after exercise of currently outstanding options or expiration of the lock-up agreements could exert significant downward pressure on our stock price. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements concerning the future of our industries, product and service development, business strategy, the possibility of future acquisitions, and continued acceptance and growth of our products. These statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue” or other similar words. These statements may discuss future expectations, contain projections of results of operations or of financial condition or include other forward-looking information. You should not place undue reliance on any forward-looking statements. When considering any forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above and other factors noted throughout this prospectus could cause our actual results to differ significantly from the results contained in any forward-looking statement. Except as required by Federal securities laws, we are under no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In this prospectus, we rely on and refer to information, statistics and forecasts regarding the markets in which we compete. We obtained this information and these statistics and forecasts from various related sources and publications that are not produced for the purposes of securities offerings or economic analysis. We have not independently verified the data and make no representation as to the accuracy of the data we have included.

USE OF PROCEEDS

The net proceeds to us from the sale of the 2,500,000 shares of common stock offered with this prospectus will be approximately $31,259,000, based on an assumed public offering price of $13.64 per share, which was the last reported sales price of our common stock on the Nasdaq National Market on June 9, 2003, and after deducting estimated underwriting discounts and commissions, and expenses payable by us. Our net proceeds will be approximately $36,041,000 if the underwriters fully exercise their over-allotment option to purchase up to 375,000 additional shares of common stock.

We expect to use the net proceeds of the offering for repayment of approximately $1.8 million in debt on our line of credit, future capital expenditures, working capital to finance our growth and for other general corporate purposes. A portion of the net proceeds of this offering may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. Although we from time to time evaluate potential acquisitions of such businesses, products or technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions.

The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, amount of cash generated or used by our operations, and competition. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing securities and debt instruments in compliance with our investment policy. We believe that our available cash, together with the net proceeds of this offering, will be sufficient to meet our capital requirements for at least the next twelve months.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the Nasdaq National Market under the symbol “BLTI.” The following table sets forth the high and low closing sale prices of our common stock as reported by the Nasdaq National Market for the periods indicated.

	High	Low
Fiscal Year Ended December 31, 2001
First Quarter	$3.03	$1.53
Second Quarter	5.07	2.09
Third Quarter	6.59	3.47
Fourth Quarter	6.80	3.60
Fiscal Year Ended December 31, 2002
First Quarter	$6.58	$5.11
Second Quarter	5.88	4.00
Third Quarter	5.14	3.80
Fourth Quarter	5.89	3.68
Fiscal Year Ended December 31, 2003
First Quarter	$8.61	$5.10
Second Quarter (through June 18, 2003)	15.74	8.00

On June 18, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $12.82 per share. As of June 18, 2003, there were approximately 280 holders of record of our common stock. Based on information provided by our transfer agent and registrar, we believe that there are approximately 12,005 beneficial owners of our common stock.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We anticipate that we will retain earnings to support and to finance the growth and development of our business. As a result, we do not plan to pay any cash dividends in the near future. Our current policy is to retain all earnings to finance future growth. Any future determination relating to dividend policy will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, and other factors as the Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2003 on an:

•	actual basis;

•	as adjusted for acquisition basis, giving effect to our May 21, 2003 acquisition of the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc., for approximately $5.7 million, consisting of $1.8 million in cash, 307,500 shares of our common stock and $105,000 in costs directly attributable to the acquisition, as if the acquisition had occurred on March 31, 2003; and

•	as adjusted for acquisition and offering basis, giving effect to the acquisition of the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc., and the sale of 2,500,000 shares of our common stock offered by this prospectus at the public offering price of $13.64 per share, the last reported sales price of our common stock on the Nadsaq National Market on June 9, 2003, after deducting underwriting discounts and commissions and offering expenses payable by us, as if the acquisition and offering had occurred on March 31, 2003.

This capitalization table should be read in conjunction with our consolidated financial statements and related notes beginning on page F-1.

	March 31, 2003
	Actual	As Adjusted for Acquisition	As Adjusted for Acquisition and Offering
	(unaudited, in thousands)
Cash and cash equivalents	$5,811	$3,881	$35,140

Line of credit	1,792	1,792	1,792
Short-term debt	1,257	1,257	1,257

Total debt	3,049	3,049	3,049

Stockholders’ equity:
Preferred stock, par value $0.001; 1,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, $0.001 par value: 50,000,000 shares authorized actual and as adjusted; 20,773,000 shares issued and outstanding actual and 21,081,000 shares issued and outstanding as adjusted for acquisition and 23,581,000 shares issued and outstanding as adjusted for acquisition and offering(1)	21	21	24
Additional paid-in capital	51,136	54,943	86,199
Accumulated other comprehensive income	(83)	(83)	(83)
Accumulated deficit	(43,599)	(43,599)	(43,599)

Total stockholders’ equity	7,475	11,282	42,541

Total capitalization	$10,524	$14,331	$45,590

(1)	The outstanding share information excludes outstanding warrants and options to purchase 3,246,000 shares of common stock exercisable at a weighted-average exercise price per share, as of March 31, 2003, of $3.73 and an additional 867,000 shares of common stock reserved for future grant or issuance under our equity incentive compensation plans.

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share data)

The following selected consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated selected financial data set forth below with respect to the consolidated statements of operations data for the years ended December 31, 2000, 2001 and 2002 and the consolidated balance sheet data at December 31, 2001 and 2002, were derived from the audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 from our audited financial statements not included in this prospectus. We derived the selected financial data with respect to the consolidated statements of operations data for the three months ended March 31, 2002 and 2003, and with respect to the consolidated balance sheet data at March 31, 2003, from unaudited consolidated financial statements included elsewhere in this prospectus.

	Fiscal Years Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
						(unaudited)
Consolidated Statements of Operations Data:

Net sales	$1,465	$7,004	$9,657	$17,887	$29,199	$5,230	$8,668
Cost of sales	1,418	4,152	4,829	7,299	11,102	2,109	3,137

Gross profit	47	2,852	4,828	10,588	18,097	3,121	5,531

Operating expenses:
Sales and marketing	1,629	2,701	4,333	7,421	10,922	2,095	3,571
General and administrative	1,780	2,473	1,841	2,011	3,010	474	844
Engineering and development(1)	6,960	2,427	2,288	1,520	1,684	419	512

Total operating expenses	10,369	7,601	8,462	10,952	15,616	2,988	4,927

Income (loss) from operations	(10,322)	(4,749)	(3,634)	(364)	2,481	133	604
Non-operating income (loss)	(24)	(49)	(94)	(44)	149	(14)	70

Net income (loss)	$(10,346)	$(4,798)	$(3,728)	$(408)	$2,630	$119	$674

Net income (loss) per share:
Basic	$(0.69)	$(0.28)	$(0.19)	$(0.02)	$0.13	$0.01	$0.03
Diluted	$(0.69)	$(0.28)	$(0.19)	$(0.02)	$0.12	$0.01	$0.03
Shares used in computing net income (loss) per share:
Basic	15,062	17,254	19,171	19,510	19,929	19,791	20,369
Diluted	15,062	17,254	19,171	19,510	21,622	21,250	21,713

	December 31,					March 31, 2003
	1998	1999	2000	2001	2002
						(unaudited)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$425	$1,181	$2,002	$2,670	$3,940	$5,811
Working capital (deficit)	89	(1,331)	(206)	1,135	3,484	5,751
Total assets	3,911	2,672	6,599	7,561	14,395	15,919
Total debt(2)	1,705	1,342	2,987	1,792	3,012	3,049
Stockholders’ equity (deficit)	662	(939)	1,056	1,579	5,187	7,475

(1)	Includes charges in 1998 of $5.1 million related to a write-off of in-process research and development.
(2)	Includes line of credit and short-term debt.

The following table presents our consolidated balance sheet data as of March 31, 2003, which we derived from our financial statements filed with the U.S. Securities and Exchange Commission. The as adjusted for acquisition data gives effect to our May 21, 2003 acquisition of the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc., as if it had occurred on March 31, 2003. The purchase price was approximately $5.7 million, consisting of approximately $1.8 million in cash, 307,500 shares of our common stock and $105,000 in costs directly attributable to the acquisition. The as adjusted for the offering and acquisition data also gives effect to the sale of 2,500,000 shares of common stock in this offering at an assumed public offering price of $13.64 per share, which was the last reported sales price of our common stock on June 9, 2003, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	March 31, 2003
	Actual	As Adjusted for Acquisition	As Adjusted for Offering and Acquisition
	(unaudited, in thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$5,811	$3,881	$35,140
Working capital	5,751	4,815	36,074
Total assets	15,919	19,726	50,985
Total debt	3,049	3,049	3,049
Stockholders’ equity	7,475	11,282	42,541

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read together with the consolidated financial statements and the notes to those statements included in this prospectus and other financial information incorporated by reference in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in any forward-looking statements as a result of a variety of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We are the world’s leading dental laser company. We design, manufacture and market proprietary dental laser systems that allow dentists, oral surgeons and other specialists to perform a broad range of common hard and soft tissue procedures, including cosmetic applications. Our systems provide clinically superior performance for many types of dental procedures, with less pain and faster recovery times than is generally achieved with drills and other dental instruments. We have clearance from the U. S. Food and Drug Administration to market our laser systems for a variety of dental applications in the United States. We also have obtained the approvals necessary to sell our laser systems in Canada and throughout the European Union and various other international markets. Since 1998, we have sold more than 2,000 laser systems in over 20 countries.

We have the following principal product lines: (i) Waterlase system; (ii) LaserSmile system; (iii) American Dental Laser products, including the Diolase and Pulsemaster systems; and (iv) related accessories and disposables for use with our laser systems. Our product, the Waterlase system, is used for hard and soft dental tissue procedures and can be used to perform most procedures currently performed using dental drills, scalpels and other traditional dental instruments. The LaserSmile system is used for a range of soft tissue procedures and tooth whitening. Our newly acquired Diolase and Pulsemaster systems are primarily used for in soft tissue procedures. We also manufacture and sell accessories and disposables, such as handpieces, laser tips and tooth whitening gel, for use with our dental laser systems.

Company Background

From inception in 1987 until 1998, we were engaged primarily in the research and development of the use of water and laser technology. The Company was originally formed as Societe Endo Technic, SA, or SET, in 1984 in Marseilles, France, to develop and market various endodontic and laser products developed by Dr. Guy Levy, then chairman of the Endodontics Department at the University of Marseilles. In 1987, SET was moved to the United States and was merged with a public holding company, Pamplona Capital Corp. In 1994, we changed our name to BioLase Technology, Inc. Through the end of fiscal 2000, we were financed by approximately $42 million in stockholder investments through a series of private placements of stock and the exercise of warrants and stock options.

Since 1998, our objective has been to become the leading designer, manufacturer and marketer of laser systems for the dental industry. We have focused our efforts on receiving governmental clearances with the U.S. Food and Drug Administration as well as furthering the commercial success and viability of our water and laser technology via our direct sales campaign initiatives, intellectual property advancements and strategic acquisitions. In 1998, we began the commercialization of our systems based on water and laser technology.

Recent Acquisitions

The selective pursuit of acquisitions represents an important component of our business strategy. We focus primarily on those candidates that will enable us to consolidate positions of leadership in our existing markets, further develop our portfolio of intellectual property, expand our strategic partnerships with leading companies and increase our capability and capacity to derive value for our customers and stockholders.

In December 2001, we formed BIOLASE Europe, GmbH, a wholly owned subsidiary based in Germany. In February 2002, BIOLASE Europe acquired a laser manufacturing facility in Germany and commenced manufacturing operations at that location. This acquisition has enabled us to initiate an expansion of our sales in Europe and neighboring regions. We purchased the facility for cash consideration of approximately Euros 1.1 million, which we agreed to pay in installments through 2003.

On May 21, 2003, we acquired the American Dental Laser product line and other dental laser assets of American Medical Technologies for approximately $5.7 million, consisting of $1.8 million in cash, 307,500 shares of our common stock and $105,000 in costs directly attributable to the acquisition. As a part of the purchase transaction, we and AMT agreed to dismiss with prejudice the lawsuit we had filed in October 2002 against AMT which alleged infringement of certain of our patents. In the dismissal, AMT acknowledged that it had infringed our intellectual property rights as identified in our complaint and recognized that the patents we had asserted in the legal action are valid and enforceable. The acquired assets included dental laser patents, customer lists, brand names and other intellectual property as well as laser systems, including the Diolase and Pulsemaster systems. The purchase price will be allocated to the assets based on their fair value. We intend to sell the Diolase and Pulsemaster systems both domestically and internationally under the American Dental Laser brand name, commencing in the second half of 2003. We expect sales of the new systems to begin in the second half of 2003.

Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period.

The following represents a summary of our critical accounting policies, defined as those policies that we believe are: (i) the most important to the portrayal of our financial condition and results of operations, and (ii) that require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Sales.    We record sales in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, or SAB 101, as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	the price is fixed and determinable; and

•	collectibility is reasonably assured.

We record direct sales and sales to our distributors when we have received a valid customer purchase order for product at a stated price, the customer’s credit is approved and we have shipped the product to the customer.

Valuation of Accounts Receivable.    We maintain an allowance for uncollectible accounts receivable to estimate the risk of extending credit to customers. The allowance is estimated based on customer compliance with credit terms, the financial condition of the customer and collection history where applicable. Additional allowances could be required if the financial condition of our customers were to be impaired beyond our estimates.

Valuation of Inventory.    Inventory is valued at the lower of cost (estimated using the first-in, first-out method) or market. We periodically evaluate the carrying value of inventories and maintain an allowance for obsolescence to adjust the carrying value as necessary to the lower of cost or market. The allowance is based on physical and technical functionality as well as other factors affecting the recoverability of the asset through future sales. Unfavorable changes in estimates of obsolete inventory would result in an increase in the allowance and a decrease in gross profit.

Valuation of Long-Lived Assets.    Property, plant and equipment, intangible and certain other long-lived assets are amortized over their useful lives. Useful lives are based on our estimate of the period that the assets will generate revenue or otherwise productively support our business goals. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through future business operations. In our estimate, no provision for impairment is currently required on any of our long-lived assets.

Warranty Cost.    Products sold are covered by a warranty against defects in material and workmanship for a period of one year. We accrue a warranty reserve to estimate the risk of incurring costs to provide warranty services. The accrual is based on our historical experience and our expectation of future conditions. An increase in warranty claims or in the costs associated with servicing those claims would result in an increase in the accrual and a decrease in gross profit.

Litigation and Other Contingencies.    We regularly evaluate our exposure to threatened or pending litigation and other business contingencies. Because of the uncertainties related to the amount of loss from litigation and other business contingencies, the recording of losses relating to such exposures requires significant judgment about the potential range of outcomes. As additional information about current or future litigation or other contingencies becomes available, we will assess whether such information warrants the recording of additional expense relating to contingencies. To be recorded as expense, a loss contingency must be both probable and measurable. If a loss contingency is material but is not both probable and estimable, we will disclose it in notes to the financial statements.

Results of Operations

The following table sets forth certain data from our consolidated income statements for the years ended December 31, 2000, 2001 and 2002, and for the three months ended March 31, 2002 and 2003, expressed as a percentage of net sales:

	Fiscal Years Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Consolidated Statements of Operations Data:

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	50.0	40.8	38.0	40.3	36.2

Gross profit	50.0	59.2	62.0	59.7	63.8

Operating expenses:
Sales and marketing	44.8	41.5	37.4	40.1	41.2
General and administrative	19.1	11.2	10.3	9.1	9.7
Engineering and development	23.7	8.5	5.8	8.0	5.9

Total operating expenses	87.6	61.2	53.5	57.2	56.8

Income (loss) from operations	(37.6)	(2.0)	8.5	2.5	7.0
Non-operating income (loss)	(1.0)	(0.2)	0.5	(0.2)	0.8

Net income (loss)	(38.6)%	(2.2)%	9.0%	2.3%	7.8%

Net Sales.    Net sales consists of sales of our laser systems, related disposables and accessories and service revenue. We have at various times experienced fluctuations in sales due to seasonality. In our experience, sales in the first quarter typically are lower than average, and sales in the fourth quarter typically are stronger than average, due to the buying patterns of dental professionals. Sales in the third quarter tend to be lower than sales in the second quarter due to vacation patterns.

Cost of Sales.    Cost of sales is comprised of all costs to manufacture our products, including materials, labor and related overhead costs such as depreciation, warranty and service costs.

Sales and Marketing.    Sales and marketing expenses consist of salaries and benefits, commissions, and other costs related to our direct sales force, advertising costs and expenses related to trade shows and seminars.

General and Administrative.    General and administrative expenses consist of salaries and benefits of administrative personnel as well as insurance, professional and regulatory fees and provisions for doubtful accounts.

Engineering and Development.    Engineering and development expenses consist of engineering personnel salaries and benefits, prototype supplies, contract services and consulting fees related to product development.

Non-Operating Income (Loss).    Non-operating income (loss) consists of interest income and expense, foreign currency gains and losses and similar items not directly related to our operations. Interest income relates to interest earned on our cash balances, and interest expense relates to interest costs on our line of credit.

Income Taxes.    At this time, no provision for income tax is recognized due to the availability of net operating loss carry forwards. At such times as the recoverability of deferred tax assets, including the net operating loss carry forwards, becomes more likely realizable than not, we will reduce the valuation allowance against our deferred tax assets, record an income tax benefit and subsequently record a provision for income taxes for financial statement purposes based on the amount of taxable net income.

Three Months Ended March 31, 2003 Compared With Three Months Ended March 31, 2002

Comparing the results of operations between the three months ended March 31, 2003 and March 31, 2002, the most significant change affecting operating results is the increase in sales. Sales for the three months ended March 31, 2003 increased 66% over sales for the three months ended March 31, 2002.

Net Sales.    Net sales for the three months ended March 31, 2003 were $8.7 million, an increase of $3.4 million, as compared with net sales of $5.2 million for the three months ended March 31, 2002. The increase in sales resulted primarily from an increased number of units sold. The Waterlase system has accounted for the majority of our sales and we expect it will continue to do so.

International sales for the three months ended March 31, 2003 were $1.7 million, or 19% of total net sales, as compared with $695,000, or 13% of total net sales, for the three months ended March 31, 2002. We began making direct sales in Germany in the third quarter of 2002. In February of 2003, we terminated our distributor agreement in Germany and entered into contracts with independent sales agents within Germany. We intend to continue to sell through distributors in our other international markets and to increase and strengthen our international distribution network.

Gross Profit.    Gross profit for the three months ended March 31, 2003 was $5.5 million, or 64% of net sales, an increase of $2.4 million, as compared with gross profit of $3.1 million, or 60% of net sales for the three months ended March 31, 2002. The increase in gross profit is attributable to leveraging the increase in net sales against fixed and partially fixed manufacturing costs, reflecting better absorption of fixed manufacturing costs. To a lesser extent, the increase in gross profit is also due to increased manufacturing efficiencies and design changes, which have reduced the cost of materials. These efficiencies and cost savings have been partially offset by the addition of production and field technician resources to support anticipated sales growth. Sales of the recently acquired Diolase and Pulsemaster systems are not anticipated to have a significant impact on gross margin.

Operating Expenses

Operating expenses for the three months ended March 31, 2003 were $4.9 million, or 57% of net sales as compared with $3.0 million, or 57% of net sales for the three months ended March 31, 2002. Approximately 80% of the increase, or $1.6 million, are sales and marketing costs that have been incurred to generate the increase in net sales. Although we expected sales to vary with our historical seasonality pattern, we continued to invest in marketing programs geared to increasing revenue.

Sales and Marketing.    Sales and marketing expenses for the three months ended March 31, 2003 were $3.6 million, or 41% of net sales, as compared with $2.1 million, or 40% of net sales, for the three months ended March 31, 2002. The increase in absolute dollars was due to higher commission expense related to the increase in sales, as well as increases in costs related to our national seminar marketing program. In addition, the size and scope of the World Clinical Laser Institute symposium that we sponsored in January 2003 increased significantly over the program we sponsored in the first quarter of 2002. We anticipate incremental costs relating to the marketing and sale of the American Dental Laser products for the second half of 2003. These expenses should not be material relative to our total planned costs.

General and Administrative.    General and administrative expenses for the three months ended March 31, 2003 was $844,000, or 10% of net sales, as compared with $474,000, or 9% of net sales, for the three months ended March 31, 2002. The increase in absolute dollars was due to an increase in the provision for doubtful accounts, bank charges relating to credit card sales and increased insurance costs. Other significant cost increases affecting both cost of sales and operating expenses include 52% and 17% increases in workers’ compensation insurance and group health insurance, respectively. Additionally, the three months ended March 31, 2002 included a reduction of $95,000 from our allowance for uncollectible accounts due to previously unanticipated payments received from a foreign distributor. No additional general and administrative costs are expected from the acquisition and production of the American Dental Laser products except for amortization expense related to certain intangible assets acquired.

Engineering and Development.    Engineering and development expenses for the three months ended March 31, 2003 was $512,000, or 6% of net sales, as compared with $419,000, or 8% of net sales, for the three months ended March 31, 2002. The increase in absolute dollars is due to costs and consulting fees related to product development. The change in engineering and development expenses as a percent of net sales reflects the larger sales base and normal fluctuations in the scope of current research and development projects. The American Dental Laser products will become part of our ongoing development and design improvements.

Non-Operating Income (Loss)

Gain on Foreign Currency Transactions.    We realized a $46,000 gain on foreign currency transactions for the three months ended March 31, 2003, due to the changes in exchange rates between the United States dollar and Euro.

Gain on Forward Exchange Contracts.    In the three months ended March 31, 2003, we realized a gain of $22,000 due to the increase in the fair market value of our forward exchange contract. We acquired a production facility in Germany in February 2002. The debt related to those assets is payable in Euros at the exchange rate in effect as of the date of acquisition. That exchange rate was 0.8591. In conjunction with a portion of the debt due in 2003, we entered into a forward contract to purchase approximately $700,000 of Euros at an exchange rate of

0.8575. On February 3, 2003, the contracts expired and were not renewed, resulting in a cumulative realized gain on the contracts of $174,000.

Interest Income.    Interest income relates to interest earned on our cash balances. Interest income for the three months ended March 31, 2003 was $5,000 as compared with $3,000 for the three months ended March 31, 2002. Even though our cash balances have increased over this period, continuing reductions in interest rates have resulted in lower interest income.

Interest Expense.    Interest expense decreased $14,000, or 42%, to $19,000 for the three months ended March 31, 2003, as compared with March 31, 2002 due to a decrease in the effective interest rate on our credit facility. In May 2003, we entered into a $5 million credit facility with a bank to replace our existing line of credit. The new line of credit will bear interest at LIBOR plus 2.25% as compared with the previous line of LIBOR plus .5%. The increase in the rate is due to the fact that the new credit facility is not guaranteed by a third party as was our previous facility. The total expense of borrowing will be effectively less under the new facility because we will not have to pay a fee for a guarantee.

Income Taxes.    No provision for income tax was recognized for the three months ended March 31, 2003 due to the availability of net operating loss carry forwards. No income tax benefit was recognized in the three months ended March 31, 2002, as there was no assurance that the benefit of the net operating loss carry forwards would be realized. If in our judgment the recoverability of deferred tax assets, including the net operating loss carry forward, becomes more likely realizable than not, we will reduce the valuation allowance against our deferred tax assets, record an income tax benefit and subsequently record a provision for income tax for financial statement purposes based on the amount of taxable net income.

Year Ended December 31, 2002 Compared With Year Ended December 31 2001

Comparing the results of operations between the prior years, the most significant change affecting operating results is the increase in sales. Sales for the year ended December 31, 2002 increased 63% over sales for the year ended December 31, 2001.

Net Sales.    Net sales for the year ended December 31, 2002 were $29.2 million, an increase of $11.3 million, as compared with net sales of $17.9 million for the year ended December 31, 2001. The increase in sales in both 2002 and 2001 resulted from the increased number of units sold of our laser systems. Our Waterlase system accounted for the substantial portion of sales in both years. However, our LaserSmile system was introduced in the third quarter of 2001 and became an increasing component of our sales in 2002.

International sales for the year ended December 31, 2002 were $6.8 million, or 23% of total net sales, as compared with $3.3 million, or 18% of total net sales, for the year ended December 31, 2001. The increase in international sales in 2002 was the result of a renewed effort to strengthen our network of international distributors after concentrating our resources in 2001 in the domestic market. The formation of BIOLASE Europe in 2002 and the acquisition of a production and service facility in Germany was an important step to increase our visibility in Europe as well as to improve our ability to service European customers. We plan to continue to add resources to our international sales program to take advantage of the large market potential and we expect that our international sales will continue to grow over time as a percentage of our total net sales. Although most of our international sales are made through independent distributors, we began making direct sales to dentists in Europe in 2002 with the support of our German distributor. Based on the overall increase and detailed review of sales, we have increased our allowance on accounts receivable from $195,000 at December 31, 2001 to $395,000 at December 31, 2002.

Gross Profit.    Gross profit for the years ended December 31, 2002 and 2001 was $18.1 million and $10.6 million, respectively. The gross margin on sales for those same periods was 62% and 59%, respectively. The increase in both gross profit and gross margin was attributable to leveraging the increase in our net sales against fixed and partially fixed manufacturing costs, reflecting better absorption of fixed manufacturing costs. The increase in gross profit is also due to increased manufacturing efficiencies and design changes through engineering and product development, which have reduced the cost of materials. These efficiencies and cost savings were partially offset by the start-up costs for our German production and service facility in 2002 and the addition of production resources to support anticipated sales growth. While we believe there is additional leverage to be realized from future increases in sales, increases in fixed costs will also accompany growth and may constrain increases in gross margin. In addition, an increase in the mix of sales to international distributors will also tend to decrease gross profit since such sales are made at wholesale prices.

Operating Expenses

Operating expenses for the year ended December 31, 2002 were $15.6 million, or 54% of net sales, as compared with $11.0 million, or 61% of net sales, for the year ended December 31, 2001. Most of the increases in operating expenses for each year were sales and marketing costs that were incurred to generate the increase in sales, including a growing sales force and related expenses.

Sales and Marketing.    Sales and marketing expenses for the year ended December 31, 2002 was $10.9 million, or 37% of net sales, as compared with $7.4 million, or 42% of net sales, for the year ended December 31, 2001. The increase in absolute dollars from year to year was attributable to higher commission expense related to the increased sales and to additional sales personnel in the United States. In addition during 2002, we significantly expanded the scope of our nationwide seminar-marketing program and increased our sponsorship of education and training programs for existing and potential customers. Although growing 47% in 2002 in absolute dollars, sales and marketing expense as a percentage of net sales decreased from 42% in 2001 to 37% in 2002 due to the increase in sales generated by these efforts. In 2002, in addition to a number of local and regional symposiums, we sponsored two national and two international symposiums presented by the World Clinical Laser Institute, an organization that provides education and training in laser dentistry.

General and Administrative.    General and administrative expenses for the year ended December 31, 2002 was $3.0 million, or 10% of net sales, as compared with $2.0 million, or 11% of net sales, for the year ended December 31, 2001. The increase in absolute dollars in 2002 was due to administrative costs associated with the operations of BIOLASE Europe, increases in the costs of legal fees relating to regulatory compliance and various legal proceedings and increases in the infrastructure needed to support the growth of our sales. Insurance premiums increased in 2001 as a result of the increase in net sales and increased significantly in 2002 both as a result of the increase in sales and as a result of general insurance market conditions. We expect additional increases in 2003 due to adverse markets for workers compensation, group health insurance and liability insurance.

Engineering and Development.    Engineering and development expenses for the year ended December 31, 2002 was $1.7 million, or 6% of net sales, as compared with $1.5 million, or 8% of net sales, for the year ended December 31, 2001. The increase in absolute dollars in 2002 was related to new product development and enhancements. The decrease in research and development expenses as a percent of net sales reflects the larger sales base and fluctuations in the scope of current research and development projects.

Non-Operating Income (Loss)

Gain on Sale of Assets.    The gain on sale of assets for the year ended December 31, 2002 of $63,000 was related to the sale and leaseback of our manufacturing facility in San Clemente, California in March 2001. This sale resulted in a gain of $316,000, which is being recognized over the remaining term of the lease, which expires in 2006. Gain on sales of assets in 2001 included this amortization of deferred gain plus a gain on the sale of certain other assets.

Unrealized Gain on Forward Exchange Contract.    In the year ended December 31, 2002, we recognized an unrealized gain on forward contracts of $152,000 due to the increase in the fair market value of our forward exchange contract.

Interest Income.    Interest income for the year ended December 31, 2002 was $18,000 compared with $44,000 in 2001. Even though our cash balances have increased over this period, continuing reductions in interest rates have resulted in lower interest income.

Interest Expense.    Interest expense was $135,000 for the year ended December 31, 2002 compared with $167,000 in 2001. Interest expense in 2002 included the amortization of the cost of issuing stock in connection with the extension of our line of credit in December 2001. Interest expense in 2001 included three months of interest on the note payable on our San Clemente manufacturing facility, which was sold and leased back in March 2001.

Income Tax.    No provision for income tax was recognized for the year ended December 31, 2002 due to the availability of net operating loss carry forwards. No income tax benefit was recognized in the year ended December 31, 2002 as there was no assurance that the benefit of the net operating loss carry forwards would be realized. At such time as the recoverability of deferred tax assets, including the net operating loss carry forward, becomes more likely realizable than not, we will reduce the valuation allowance against our deferred tax assets, record an income tax benefit and subsequently record a provision for income tax for financial statement purposes based on the amount of taxable net income. As of December 31, 2002, we had net operating loss carry forwards for federal and state purposes of approximately $34.9 million and $7.5 million, respectively, which began expiring in 2001. As of December 31, 2002, we had research and development credit carryforwards for federal and state purposes of approximately $332,000 and $170,000, respectively. The utilization of net operating loss and credit carry forwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Comparing the results of operations between the prior years, the most significant change affecting operating results is the increase in sales. Sales for the year ended December 31, 2001 increased 85% over sales for the year ended December 31, 2000.

Net Sales.    Net sales in 2001 were $17.9 million, an increase of $8.2 million, as compared with net sales of $9.7 million in 2000. This increase was due to a 176%, or $7.7 million growth in domestic sales of our Waterlase system. Domestic sales were also boosted in the third and fourth quarters of 2001 by the introduction of our LaserSmile system. These increases were offset by a 28%, or $1.1 million decrease in international sales in 2001 as we concentrated our resources on growing sales in the domestic market.

Gross Profit.    Gross profit increased 119% to $10.6 million in 2001 from $4.8 million in 2000. Gross margin increased from 50% of net sales in 2000 to 59% of net sales in 2001. This increase was the result of spreading the fixed costs of manufacturing over more units, an improvement in labor productivity, and engineering cost reductions in the material components of the products.

Operating Expenses

Sales and Marketing.    Sales and marketing expenses for the year ended December 31, 2001 was $7.4 million, or 42% of net sales, as compared with $4.3 million, or 45% of net sales, for the year ended December 31, 2000. The increase in absolute dollars was due to the 85% increase in net sales in 2001 and included increased sales commissions and an increase in the number of sales representatives. Marketing costs also increased as we increased the number of trade shows, seminars and symposiums that we attended and sponsored.

General and Administrative.    General and administrative expenses for the year ended December 31, 2001 was $2.0 million, or 11% of net sales, as compared with $1.8 million, or 19% of net sales, for the year ended December 31, 2000. The increase in absolute dollars in 2001 related to the cost of infrastructure needed to support the growth of the business. We also experienced increases in the cost of insurance not only related to growth but also as a result of tighter insurance market conditions.

Engineering and Development.    Engineering and development expenses for the year ended December 31, 2001 was $1.5 million, or 9% of net sales, as compared with $2.3 million, or 24% of net sales, for the year ended December 31, 2000. This decrease was related to the change in the development cycle for our products. Engineering costs also decreased as a result of process improvements, which reduced the number of employees needed to sustain the activities of the function.

Non-Operating Income (Loss)

Gain on Sale of Assets.    The gain on sale of assets of $79,000 in 2001 is related to two transactions. In 2000, we purchased our San Clemente manufacturing facility and offices in order to avoid moving our operations. In 2001, we sold the facility and leased it back for a five-year term with an additional five year option, resulting in a gain of $316,000. We are recognizing that gain for accounting purposes over the term of the lease. In 2001, we recognized $48,000 of this gain. We also sold inventory and assets relating to our inactive subsidiary, Societe Endo Technic, in 2001 for a gain of $31,000.

Interest Income.    Interest income for the year ended December 31, 2001 was $44,000 compared with $69,000 for the period ended December 31, 2000. Even though our cash balances have increased over this period, continuing reductions in interest rates have resulted in lower interest income.

Interest Expense.    Although the variable interest rate on our line of credit decreased with other short-term interest rates in 2001, we incurred interest expense on the mortgage note payable that financed the purchase of our facility. The interest expense from the mortgage note for three months of 2001 offset the decrease in interest on our line of credit.

Liquidity and Capital Resources

At March 31, 2003, we had $5.8 million in net working capital as compared with $3.5 million at December 31, 2002, $1.1 million at December 31, 2001 and a working capital deficit of $206,000 at December 31, 2000. Our principal source of liquidity at March 31, 2003 consisted of our cash balance of $5.8 million. For the three months ended March 31, 2003, our primary sources of cash were from operating activities of $296,000 and the exercise of stock options and warrants of $1.6 million. These sources of cash were decreased by investments in property and equipment of $39,000. The net effect on cash of operating, investing and financing transactions for the three months ended March 31, 2003 was an increase of $1.9 million. In April and May 2003, we received cash proceeds of $1.6 million in connection with the exercise of stock options to purchase 132,493 shares of common stock and the exercise of warrants to purchase 262,500 shares of common stock.

For the year ended December 31, 2002, our sources of cash were from operating activities of $635,000 and the exercise of stock options and warrants of $1.0 million. These sources of cash were reduced by investments in property and equipment of $478,000. The net effect on cash of operating, investing and financing transactions for the year ended December 31, 2002 was an increase of $1.3 million.

In 2001, we incurred negative cash flow of $1.0 million from operating activities, substantially all resulting from the net increase in working capital. We financed our negative cash flow from operations through the exercise of warrants and stock options of $803,000 and from net cash received on the sale and leaseback of our San Clemente facility of $1.1 million.

Several key indicators of liquidity are summarized in the following table (in thousands, except ratio amounts):

	Fiscal Years Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Working capital (deficit)	$(206)	$1,135	$3,484	$1,551	$5,751
Cash provided by (used in) operations	(3,778)	(1,037)	635	(856)	296
Proceeds from the exercise of stock options and warrants	3,201	803	1,035	723	1,640
Current ratio	1.0	1.2	1.4	1.3	1.7
Accounts receivable collection period (days)	20.3	32.1	44.5	38.9	44.1
Inventory turnover	4.8	5.1	5.3	4.1	3.9

At March 31, 2003, we had $1.8 million outstanding under a $1.8 million revolving credit facility with BSI AG, a bank. This same amount was outstanding at December 31, 2000, 2001 and 2002. The interest rate, based upon LIBOR plus 0.50%, was 1.88% at March 31, 2003. On May 14, 2003 we entered into a $5.0 million credit facility with a bank. The new credit facility is for a term of one year, bears interest at LIBOR plus 2.25% and is secured by all of our assets. Approximately $1.8 million was drawn immediately to pay off our previous bank line of credit.

We purchased our production facility in Germany in February 2002 for cash consideration of approximately Euros 1.2 million payable in installments through 2003. We had been negotiating with the seller and a third party for that third party to pay a portion of the purchase price in exchange for certain rights that would be granted to the third party. The seller and we have concluded that an agreement with the third party cannot be reached and as a result, according to the terms of our purchase agreement, the maximum consideration has been reduced to Euros 989,000. A payment by us of Euros 582,000 is expected to be made in June 2003. Payments of Euros 175,000 and 232,000 are scheduled on September 30 and December 1, 2003, respectively.

We had no material commitments for capital expenditures as of March 31, 2003 and have not entered into any material commitments after that date.

The following table presents our expected cash requirements for contractual obligations outstanding as of March 31, 2003, and for the periods ending on December 31 indicated below (in thousands):

	March 31, 2003	Nine Months Ending December 31, 2003	Years Ending December 31,
			2004	2005	2006
Line of credit	$1,792	$1,792	$—	$—	$—
Short-term debt	1,257	1,257	—	—	—
Operating leases	774	203	261	249	61

Total	$3,823	$3,252	$261	$249	$61

We believe that our current cash balances, cash expected to be generated from our operations, together with additional cash expected to be received through the exercise of warrants and stock options will be adequate to meet our debt service requirements and sustain our operations for at least the next twelve months.

Recent Accounting Pronouncements

In April 2002, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 145, Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections. The significant items from SFAS 145 that are relevant to us are the provisions regarding extinguishment of debt and the accounting for sale-leaseback transactions. The provisions of this statement are applicable for financial statements issued on or subsequent to May 15, 2002. The adoption of this statement did not have an impact on our consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force, or EITF, Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. We believe the adoption of this statement will not have an impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also requires that at the time a company issues a guarantee, our company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in our interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. We believe the adoption of FIN 45 will not have an impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123. This amendment provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002. Since we are continuing to account for stock-based compensation according to APB 25, our adoption of SFAS No. 148 requires us to provide prominent disclosures about the effects of FAS 123 on reported income and will require us to disclose these affects in the interim financial statements as well.

Quantitative and Qualitative Disclosures about Market Risk

As discussed in Note 4 to the Consolidated Financial Statements, we acquired a production facility in Germany in February of 2002. The debt related to those assets is payable in Euros at the exchange rate in effect as of the date of acquisition. That exchange rate was 0.8591. In conjunction with portion of the debt due in 2003, we entered into a forward contract to purchase approximately $700,000 of Euros at an exchange rate of 0.8575. On February 3, 2003, the contracts expired and were not renewed, resulting in a cumulative realized gain on the contracts of $174,000.

BUSINESS

Overview

We are the world’s leading dental laser company. We design, manufacture and market proprietary dental laser systems that allow dentists, oral surgeons and other specialists to perform a broad range of common dental procedures, including cosmetic applications. Our systems provide clinically superior performance for many types of dental procedures, with less pain and faster recovery times than are generally achieved with drills and other dental instruments. We have clearance from the U. S. Food and Drug Administration to market our laser systems in the United States. We also have the approvals necessary to sell our laser systems in Canada, the European Union and other international markets. Since 1998, we have sold more than 2,000 laser systems in over 20 countries.

Our primary product, the Waterlase system, uses a patented combination of water and laser to perform most procedures currently performed using dental drills, scalpels and other traditional dental instruments. We refer to our patented interaction of water with laser as YSGG Laser Hydrokinetics. Through YSGG Laser Hydrokinetics, the Waterlase system can precisely cut hard tissue, such as bone and teeth, and soft tissue, such as gums, with minimal or no damage to surrounding tissue. The Waterlase is the best selling dental laser system and we estimate it currently accounts for a majority of all dental lasers sold worldwide. We also offer the LaserSmile system, which uses a laser to perform soft tissue and cosmetic procedures, including tooth whitening. The LaserSmile serves the growing markets for cosmetic and hygiene procedures. In May 2003, we acquired the American Dental Laser product line, which includes the Diolase and Pulsemaster systems, that can be used for a variety of soft tissue applications. The Diolase and Pulsemaster, together with our Waterlase and LaserSmile systems, offer practitioners a broad product line with a range of features and price points. We also manufacture and sell accessories and disposables for our laser systems, such as handpieces, laser tips and tooth whitening gel.

We believe there is a large market for our products in the United States and abroad. According to the American Dental Association, there are over 160,000 practicing dentists in the United States. According to the World Federation of Dentistry, an international dental organization, there are at least 700,000 dentists worldwide, and we believe that a substantial percentage of them practice in major international markets outside the United States. The use of lasers in dentistry is growing. However, we believe only a small percentage of dentists currently use laser systems, and that there is a significant opportunity to increase sales of our products worldwide.

Our goal is to establish our laser systems as essential tools in dentistry and to continue our leading position in the dental laser market. Our sales and marketing efforts focus on educating dental professionals and patients on the benefits of our laser systems, particularly our Waterlase system. In 2002, we founded the World Clinical Laser Institute, an association that includes prominent dental industry leaders, to formalize our efforts to educate and train dentists and surgeons in laser dentistry. We participate in numerous other symposia and dental industry events to stimulate demand for our products. We have also developed numerous relationships with dental schools, research facilities and dental institutions, in the United States and abroad, which use our products for education and training. We believe this will expand awareness of our products among new generations of dental professionals.

Industry Background

General

More than 200 million hard tissue procedures are performed annually in the United States, according to a 1999 survey by the American Dental Association. Hard tissue procedures include cavity preparation, inlays, crowns, root canals and other procedures involving bone or teeth. Based on this survey, more than 1.2 million soft tissue procedures are performed annually in the United States. Soft tissue procedures include gum line alteration, gum grafts and other procedures involving soft dental tissue. According to statistics compiled by the American Dental Association, over 90% of hard tissue procedures and 60% of soft tissue procedures in the

United States are performed by general dentists, and the rest are performed by oral surgeons, periodontists and other specialists.

The American Dental Association estimates that the demand for dental services in the United States will continue to grow due to population growth and the increased awareness of the benefits associated with preventive dentistry in reducing the incidence of oral disease. According to the U.S. Center for Medicare and Medicaid Services, annual expenditures in the United States in 2000 for dental services were $60 billion, and are expected to increase to approximately $100 billion by 2010.

Traditional Dental Instruments

Dental procedures are performed on hard tissue, such as bone and teeth, and soft tissue, such as gum and other oral tissue. Dentists and other specialists choose from a variety of instruments depending on the tissue involved and the type of procedure. Most procedures require the use of multiple instruments to achieve the desired result.

High Speed Drills.    Most dentists use high speed drills for hard tissue procedures, such as preparing cavities for filling and gaining access for performing root canals. Adverse effects associated with drills include heat production, vibration and noise. The cutting and grinding action of high speed drills can cause damage to the patient’s dental structure, including microfractures in teeth. Microfractures can provide an entry point for bacteria, which can cause tooth decay and weaken the tooth’s underlying structure, which can lead to fractures and broken cusps. Crowns and root canals may become necessary as a result of damage caused during previous dental procedures.

Cutting Instruments.    Soft tissue procedures, such as reshaping gum lines and grafting on new gum tissue, are typically performed by oral surgeons or periodontists using scalpels, scissors and other cutting tools. Due to the pain and discomfort associated with procedures performed with these instruments, most soft tissue procedures require the use of anesthetics, which cause numbness and discomfort, and often require stitches. Use of scalpels, scissors and other cutting tools typically cause bleeding, post-operative swelling and discomfort. Bleeding reduces the practitioner’s visibility and efficiency, and generally makes procedures more cumbersome. Bleeding is a particular problem for patients with immune deficiencies or blood disorders, and patients taking blood-thinning medications.

Alternative Dental Instruments

Alternative technologies have been developed over the years to address the problems associated with traditional methods used in dentistry. Most alternatives have addressed either hard or soft tissue applications. The predominant alternative technologies and their limitations are discussed below.

Air Abrasion Systems.    Air abrasion systems were introduced as an alternative to the high speed drill for hard tissue procedures. Air abrasion systems blow a powerful air stream of aluminum oxide particles to erode hard tissue and remove the harder forms of decay. Air abrasion is most commonly used to repair cracks and discolorations, clean out pits and fissures, prepare cavities to be filled with composites and prepare tooth surfaces for bonding. However, air abrasion is not suitable for a variety of hard tissue procedures including bone, and cannot be used on, or very near to, soft tissue. In addition, the use of air abrasion is time consuming and scatters particles that can be inhaled by patients and staff, and that can damage equipment and instruments. Due to these limitations, we believe the popularity of these systems has declined over the last few years.

Electrosurge Systems.    A commonly used technology, known as electrosurge, was developed to cut soft tissue. Electrosurge systems use an electrical spark that simultaneously cuts and cauterizes tissue, resulting in less bleeding than occurs with scalpels. Traditional electrosurge results in deep penetration, which can cause unwanted damage to surrounding tissue, and is generally less precise than lasers. Electrosurge is not suitable for hard tissue procedures and, due to the depth of penetration, generally requires use of anesthesia and involves a lengthy healing process. Use of most electrosurge units is restricted near metal fillings and dental implants. Additionally, electrosurge generally cannot be used with patients with implanted pacemakers and defibrillators.

Traditional Laser Systems.    More recently, lasers have gained acceptance for use in general and cosmetic dentistry. Most lasers used in dentistry have been adapted from other medical applications, such as dermatology, and were not designed to perform a wide range of common dental procedures. Most dental lasers use thermal energy to cut tissue and are used primarily for soft tissue procedures. Laser systems used for hard tissue applications cut much slower than traditional dental instruments and can cause pain, which necessitates the use of anesthetics.

Due to the limitations associated with traditional and alternative dental instruments, we believe there is a large market opportunity for dental laser systems that provide superior clinical results and help reduce the trauma, pain and discomfort associated with dental procedures. We also believe there is a significant opportunity among dental practitioners for new, more effective tools that increase patient satisfaction, improve outcomes and enhance practice profitability.

The BioLase Solution

We believe the superior performance and ease of use of our systems will position them as the instruments of choice among practitioners and patients for a broad range of common dental procedures. We have developed our laser systems and related products specifically for the dental market to more effectively perform a broad range of dental procedures. The skill level and dexterity necessary to operate our laser systems are similar to those necessary to operate conventional drills and other dental equipment. Our laser systems also have the advantage of being able to perform procedures in narrow spaces where access for conventional instruments often is limited.

Our primary product, the Waterlase system, is the best selling dental laser system. The Waterlase precisely cuts hard tissue, such as bone and teeth, and soft tissue, such as gums, with minimal or no damage to surrounding tissue and dental structure. Our LaserSmile system is designed to complement the Waterlase, and is used in soft tissue procedures and tooth whitening. We recently acquired the American Dental Laser product line, which includes the Diolase and Pulsemaster systems, primarily for use in soft tissue procedures. The Diolase and Pulsemaster, together with our Waterlase and LaserSmile systems, will offer practitioners a broad product line with a range of features and price points.

We believe the demand for our systems will continue to expand as we increase awareness of the benefits to patients and dental professionals.

Benefits to Dental Professionals

•	Additional procedures through increased efficiency. Our systems often shorten and reduce the number of patient visits, providing dental professionals with the ability to service more patients. For hard tissue procedures, the Waterlase reduces the need for anesthesia and enables dental practitioners to perform multiple procedures in one visit. An advantage of the Waterlase is that it can be used to perform cavity preparations in multiple quadrants. In contrast, many dentists using high speed drills usually do not perform cavity preparations in more than one quadrant per visit because of concerns relating to use of anesthesia in multiple regions. For soft tissue procedures, the Waterlase and LaserSmile systems allow tissue to be cut more effectively and to stop or minimize bleeding. The LaserSmile performs tooth whitening faster than competing systems due to its high power and the fast activation of our proprietary whitening gel.

•	Expanded range of procedures and revenue opportunities. Our laser systems allow general dentists to perform surgical and cosmetic procedures that they are unable or unwilling to perform with conventional methods, and which would typically be referred to a specialist. These procedures include gum line alteration, biopsy and treatment of oral ulcers. Our systems allow dentists to perform these procedures easily and efficiently, increasing their range of skills and professional satisfaction.

•	Increased loyalty and expanded patient base. We believe the improved patient comfort and convenience offered by our systems will improve patient retention, attract new patients and increase demand for elective procedures.

•	Fewer post-op complications. Our laser systems can reduce trauma, swelling and general discomfort, resulting in fewer post-operative complications that require follow up treatment. Practitioners can devote time to new cases, rather than treating complications from prior procedures.

Benefits to Patients

•	Comfort. With our Waterlase system, patients experience dramatically improved comfort during and after most procedures. In most cases, procedures can be performed without anesthesia, which eliminates the pain associated with injections and the feeling of numbness following the procedure.

•	Convenience. Dentists generally prefer to perform procedures that require anesthesia in no more than one or two quadrants of the mouth in a single visit because of concerns related to the use of anesthesia in multiple quadrants. Our systems do not require anesthesia in most cases, which allows procedures to be performed in multiple quadrants during a single office visit. This reduces the number of visits necessary to complete the patient’s treatment plan.

•	Reduced trauma. Trauma to the dental structure can be reduced because the laser avoids the vibration and microfractures associated with the high speed dental drill. For soft tissue applications, our laser systems cut with less bleeding than typically achieved with conventional instruments.

•	Broader range of available procedures. Due to the improved comfort and convenience of our systems, we believe patients are more likely to consider cosmetic and other elective procedures that would generally be time consuming and uncomfortable.

Business Strategy

Our objectives are to increase our leadership position in the dental laser market and to establish our laser systems as essential tools in dentistry. Our business strategy consists of the following key elements:

•	Increase awareness of our laser systems among dental practitioners and patients. We intend to further penetrate the dental market by educating dental practitioners and patients about the clinical benefits of our laser systems, particularly the Waterlase system. We plan to increase adoption of our laser systems by practitioners through our continued participation in key industry trade shows, the World Clinical Laser Institute, dental schools and other educational forums. We also intend to market our systems to practitioners through our direct sales force and advertising. We have recently begun and plan to continue marketing efforts aimed directly at patients.

•	Expand sales and distribution capabilities. In the United States, we intend to continue to build a direct sales force and marketing team. Internationally, we intend to use established dental and medical device distributors and to use a direct sales force in select countries. We are developing an infrastructure to support growth in sales and marketing. This infrastructure includes information technology systems and personnel to manage our sales force, compile sales and marketing data, and better serve our customers and distributors.

•

Expand product platform and applications.    We plan to expand our product line and product applications by developing product enhancements and new laser technologies. Additionally, we may strategically acquire complementary products and technologies. We recently acquired the American Dental Laser product line, including the Diolase and Pulsemaster systems, which we believe will enable us to increase market penetration by offering a broad line of laser systems with a range of features and price points.

•	Continue high quality manufacturing and customer service. Our manufacturing operations in California and Germany are focused on producing high quality dental laser systems. We intend to continually develop and refine our manufacturing processes to increase production efficiencies and product quality. We provide high quality maintenance and support services through our support hotline and dedicated staff of in-house and field service personnel. Additionally, we plan to maintain and expand our network of factory-trained service technicians to provide maintenance and support services to customers in Europe and other markets outside the United States.

•	Strengthen and defend technology leadership. We believe our proprietary Waterlase system and YSGG Laser Hydrokinetic technology represents significant advancements in dentistry. We will pursue the protection of our intellectual property rights by expanding our existing patent portfolio in the United States and abroad. We intend to strategically enforce our intellectual property rights worldwide.

Competitive Advantages

BioLase is the leader in the dental laser market. We believe we will be able to maintain and strengthen our position in the dental laser market because of the following advantages over our competitors:

•	Our unique water and laser technology and broad patent portfolio. Our Waterlase system is the only commercially available dental laser that uses a unique crystal laser to combine laser pulses with water to perform hard tissue procedures. Our laser produces energy with specific absorption and tissue interaction characteristics that are optimized for dental applications. The laser interacts with water in a manner we call YSGG Laser Hydrokinetics, which is the interaction of laser with water molecules to create the force that cuts or shapes the target tissue. In addition, we hold a variety of method and product patents covering a broad range of technologies and techniques related to hard and soft tissue dental procedures.

•	Our leading position in the dental laser market. Our Waterlase system is the best selling dental laser system and, we believe, the most effective dental laser available that can perform both hard and soft tissue procedures. The Waterlase was the first dental laser cleared by the FDA for oral bone procedures, apicoectomy, a specialized root canal procedure, and for all four fundamental steps in root canal therapy. We intend to use our leading position in the dental laser market to increase awareness of our full line of laser systems and related products, and their benefits over competing products.

•	Our network of leading practitioners, researchers and academic leaders. We have established relationships with dental schools and research facilities around the world that use our products for teaching and research, increasing awareness of our products among new generations of dental professionals. More than 20 institutions use our products, including St. Barnabas Hospital and the dental schools at Columbia University, Loma Linda University, Tufts University, University of Barcelona and University of Vienna. Through our involvement with the World Clinical Laser Institute, symposia and other industry events, we have developed relationships with leading industry professionals in the United States and Europe, who have helped promote our products to the dental community.

•	Our focused business strategy and experienced management team. Our business strategy is highly focused on increasing our penetration in the market for dental lasers in the United States and abroad. Our Chief Executive Officer, Executive Vice President responsible for sales, Vice President of Research and Development and Director of Engineering, each have over a decade of experience in medical lasers. Our Chief Financial Officer has over 20 years of senior executive experience in health care finance and management of health care companies.

Products

We have two principal product lines. Our BioLase product line includes the Waterlase and LaserSmile systems, which we developed through our own research and development. We recently acquired the American Dental Laser product line, which includes the Diolase and Pulsemaster systems.

We currently sell our products in over 20 countries. All of our laser systems have been cleared by the U.S. Food and Drug Administration for the applications listed below, which enables us to market the systems in the United States. Our systems have the CE Mark and may be sold in the European Union. Additionally, we have approval to sell our Waterlase system in Canada, Australia, New Zealand and other Pacific Rim countries, and our Pulsemaster system through a distributor in Japan.

PRODUCT	SELECTED APPLICATIONS	TECHNOLOGY

BioLase Product Line

Waterlase System

Hard Tissue: Cavity preparation, caries removal, roughening or etching, root canal and other hard tissue surgical applications.

Bone: Cutting, shaping, contouring, resection, crown lengthening (restorative), apicoectomy or amputation of root end, and other oral osseous or bone procedures.

Soft Tissue: Incision, excision and biopsy of soft tissue, frenectomy, troughing, fibroma removal, hemostasis, aphthous oral ulcers, operculectomy and other soft tissue surgical applications.

Cosmetic: Gingivectomy, gingivoplasty and crown lengthening.

Solid State Crystal, Erbium, Chromium: Yttrium, Scandium, Gallium, Garnet (Er, Cr: YSGG), Laser with Air-Water Spray

LaserSmile System	Soft Tissue: Incision, excision and biopsy of soft tissue, frenectomy, troughing, gingivoplasty and other soft tissue surgical applications. Cosmetic: Gingivectomy, gingivoplasty and tooth whitening.	Semiconductor Diode Laser

American Dental Laser Product Line

Diolase System

Soft Tissue: Incision, excision and biopsy of soft tissue, decontamination of roots of teeth, frenectomy, troughing and other soft tissue surgical applications.

Cosmetic: Gingivectomy and gingivoplasty.

Semiconductor Diode Laser

Pulsemaster System	Soft Tissue: Incision, excision and biopsy of soft tissue, frenectomy, troughing, gingivectomy, gingivoplasty and other soft tissue surgical applications. Cosmetic: Gingivectomy and gingivoplasty.	Neodymium: Yttrium, Aluminum, Garnet (Nd:YAG), Crystal Laser

BioLase Product Line

The following are the two laser systems developed by our in-house team of engineers.

Waterlase System.    The Waterlase laser uses an Er, Cr: YSGG crystal, which produces a unique wavelength optimized for dental applications. Using YSGG Laser Hydrokinetics, the Waterlase enables highly controlled cutting of bone and tooth with minimal to no damage to surrounding tissue, resulting in less trauma and pain than is achieved with dental drills or other dental instruments. The Waterlase can cut teeth or bone in narrow spaces with limited access for conventional instruments. By reducing or eliminating the water spray level, the Waterlase can also be used to perform a number of soft tissue procedures. Our Waterlase cuts soft tissue efficiently and provides effective coagulation in many types of soft tissue procedures. The approximate list price of the Waterlase system is $50,000.

LaserSmile System.    The LaserSmile system uses a semiconductor diode laser primarily for use in soft tissue and cosmetic procedures, particularly tooth whitening. For tooth whitening, the LaserSmile is used with our proprietary gel to whiten teeth faster than competitive non-laser whitening systems. In addition, the high power of the LaserSmile makes it particularly effective in soft tissue procedures where deeper penetration and faster coagulation is desired. The approximate list price of the LaserSmile system is $23,000.

American Dental Laser Product Line

We recently acquired the American Dental Laser product line, including the Diolase and Pulsemaster systems. We believe these systems complement our Waterlase and LaserSmile systems and will enable us to increase market penetration by offering a broad line of laser systems with a range of features and price points.

Diolase System.    Our recently acquired Diolase system uses a semiconductor diode laser for a range of dental soft tissue, cosmetic and hygiene procedures. The Diolase has simpler features than our other systems, and is positioned as an entry level laser system. The approximate list price of the Diolase system is $14,000.

Pulsemaster System.    Our recently acquired Pulsemaster system uses the popular Nd:YAG crystal that is broadly accepted for a variety of soft tissue procedures. The Pulsemaster system is well established and preferred by many dental practitioners, especially for periodontal procedures. The approximate list price of the Pulsemaster system is $27,500.

Related Accessories and Disposable Products

We also manufacture and sell disposable products and accessories for our laser systems. Our Waterlase system uses disposable laser tips of differing sizes and shapes depending on the procedures being performed. We also market flexible fibers, handpieces, tooth whitening gel and aftercare products for our LaserSmile system. In connection with our acquisition of the American Dental Laser product line, we acquired a complete line of accessories for the Diolase and Pulsemaster systems, as well as other accessories marketed under the American Dental Laser brand name.

Warranties and Insurance

Our laser systems are generally covered by a one year warranty against defects in material and workmanship. Our warranty covers both parts and service. We sell service contracts that cover the period after the expiration of our standard warranty coverage for our laser systems. Extended warranty coverage provided under our service contracts varies by the type of system and the level of service desired by the customer. In addition, we maintain product liability insurance with respect to our products with a general coverage limit of $12 million in the aggregate. Since commencing the sale of our systems, no product liability claims have been initiated against us.

Manufacturing

We manufacture, assemble and test our products at manufacturing facilities located in San Clemente, California, and Floss, Germany. We use an integrated approach to manufacturing, including the assembly of laser heads, electronics and cabinetry, which allows us to maintain high quality and control cost. We obtain components and subassemblies for our products from third party suppliers, most of which are located in the United States. The hand pieces for our systems are made by a leading European supplier of precision hand tools. Our manufacturing facilities are ISO 9001 certified. ISO 9001 certification provides guidelines for quality of company systems associated with the design, manufacturing, installation and servicing of company products. In addition, both the U.S. and German facilities are registered with the U.S. Food and Administration and are compliant with the FDA’s Good Manufacturing Practice guidelines.

Marketing and Sales

Marketing

We currently market our laser systems in the United States, Canada, Australia and various countries throughout Europe and the Pacific Rim. Our marketing efforts are focused on increasing brand and specific product awareness among dental practitioners. We recently began efforts to increase awareness of the benefits of our products by marketing directly to patients.

Dental Practitioners.    We currently market our laser systems directly to dental practitioners through regional, national and international trade shows and seminars. We also use brochures, direct mailers, press releases, posters and other promotional materials, as well as print and electronic media news coverage. In 2002, we founded the World Clinical Laser Institute to formalize our efforts to educate and train dental practitioners in laser dentistry. The Institute conducts and sponsors educational programs domestically and internationally for dental practitioners, researchers and academicians, including two or three day seminars and training sessions involving in-depth discussions on the use of lasers in dentistry. In addition, we have developed relationships with research institutions, dental schools and clinical laboratories, which use our products in training and demonstrations. We believe these relationships will increase awareness of our products.

Patients.    We recently began to market the benefits of our laser systems directly to patients through marketing and advertising programs, including print media and radio spots, sponsored jointly by dental practitioners and us in selected markets that we feel have strong growth potential. We believe that making patients aware of our laser systems and their benefits will increase demand for our products.

Sales

We currently sell our products primarily to dentists in general practice. The majority of the dentists in the United States, as well as the majority of our customers, are sole practitioners. As awareness of our laser systems increases, we expect an increase in demand for our products among group practices. We also expect our laser systems to gain acceptance among oral surgeons and other dental specialists, as they become better aware of the clinical benefits and new treatment options available through use of our laser systems.

Direct Sales.    We sell products in the United States and Canada through our direct sales force, which is organized by region and consists of two regional managers and approximately 25 sales representatives. Each of our direct sales employees receives a base salary and commissions on sales. We plan to expand our direct sales force in territories that represent growing markets. We sell products in Germany through independent sales representatives who receive commissions on sales.

Distributors.    Except for sales in Canada and Germany, we sell products outside the United States primarily through a network of independent distributors located in Europe, Asia and Australia. Generally, our distributors enter into exclusive agreements in which they purchase systems and disposables from us at a wholesale dealer price and resell them to dentists in their sales territories. All sales to distributors are final and we can terminate our arrangements with dealers and distributors for cause or non-performance. We have exclusive arrangements with certain distributors for select territories, under which distributors are generally required to satisfy certain minimum purchase requirements to maintain exclusivity.

Customer Service.    We provide maintenance and support services through our support hotline, service personnel and network of factory-trained service technicians. We provide maintenance and support services in the United States and Germany through our employee service technicians. We train and maintain a network of service technicians trained at our factory locations, who provide maintenance and support services in all other countries where we do business. Our distributors are responsible for providing maintenance and support services for products sold by them. We provide parts to distributors at no additional charge for products covered under warranty.

Financing Options.    Most of our customers finance their purchases through third party leasing companies or financial institutions. In these transactions, we receive payment in full from the leasing company at the time of sale and do not bear the credit risk that the customer might not make payments. Products sold to such leasing or financing companies are without recourse to us. Sales to distributors are generally paid in advance or secured with a letter of credit.

Research and Product Development

Research and development activities are essential to maintaining and enhancing our business. We believe our research and development team has demonstrated its ability to develop innovative products that meet evolving market needs. Our research and development group consists of 12 individuals with medical device and laser development experience and other relevant backgrounds, the majority of whom have degrees in physics or engineering, including three Ph.D.s. During the years ended December 31, 2000, 2001 and 2002, our research and development expenses were approximately $2.3 million, $1.5 million and $1.7 million, respectively. We intend to focus our research and development activities on improving our existing products and extending our product range in order to provide dental practitioners and patients with less painful and clinically superior laser systems.

Intellectual Property and Proprietary Rights

We rely, in part, on a combination of patents, trademarks, trade secrets, copyright and other intellectual property rights to protect our technology. We have over 60 issued patents and numerous pending patents. More than half of our existing patents were issued in the United States, and the rest were issued in Europe and in other countries. Our patents are directed to the use of laser and water in dentistry, laser energy exciting water, laser characteristics, fluid conditioning, laser accessories, laser technology development and other technologies for dental and medical applications. We have patent applications pending and plan to apply for other patents in the future as we develop new technologies. Our business as a whole does not materially depend on any one patent, trademark, license or technologically related group of patents or licenses.

Competition

We compete with a number of companies that market traditional dental products, such as dental drills, as well as other companies that market laser technologies in dental and other medical markets. In the domestic hard tissue dental market, we believe our Waterlase product primarily competes with laser systems manufactured by Hoya ConBio, a subsidiary of Hoya Photonics, a large Japanese manufacturer primarily of optics and crystals, and OpusDent Ltd., a subsidiary of Lumenis, an Israeli company. In the international market, our Waterlase system competes primarily with products manufactured by several other companies, including Deka Dental Corporation and Fotona d.d.

The Waterlase system also competes with non-laser based systems, including traditional high and low-speed dental drills and air abrasion systems that are used for dental procedures. Our LaserSmile system and our newly acquired Diolase and Pulsemaster systems compete with other laser systems, as well as with scalpels, scissors and a variety of other cutting tools that have been traditionally used to perform soft tissue procedures. The LaserSmile also competes directly with a number of laser systems manufactured by a variety of companies, including the companies named above. In the market for tooth whitening, the LaserSmile competes with other products and instruments used by dentists, as well as tooth whitening strips and other over the counter products.

Traditional and commonly used cutting tools are less expensive for performing dental procedures. For example, a high speed drill or an electrosurge device can be purchased for less than $1,000 each. However, we believe our systems offer substantial benefits that outweigh cost concerns.

We also compete on the basis of proprietary technology, product features, performance, service and reputation. Some of the manufacturers that develop competing laser systems have greater financial, marketing and technical resources than we do. In addition, some competitors have developed, and others may attempt to develop, products with applications similar to the those performed by our laser systems.

Government Regulation

Our products are regulated as medical devices. Accordingly, our product development, testing, labeling, manufacturing, processes and promotional activities are regulated extensively by government agencies in the United States and other countries in which we market and sell our products. We have clearance from the U.S. Food and Drug Administration, or FDA, to market our laser systems in the United States. We also have the approvals necessary to sell our laser systems in Canada, the European Union and other international markets. We have regulatory approval in Japan to sell our Pulsemaster system through a distributor, and are currently pursuing regulatory approval to market and sell other products in Japan.

United States

In the United States, the FDA regulates the design, manufacture, distribution, quality standards and marketing of medical devices. We have clearance from the FDA to market our Waterlase and LaserSmile systems in the United States for dental procedures on both adult and pediatric patients. In 1997, we received FDA clearance to market our patented core technology for a broad range of dermatological and general surgical soft tissue applications. In 1998, we received FDA clearance to market the Millennium, the earlier generation of our current Waterlase system, for certain dental hard tissue applications. This clearance allowed us to commence domestic sales and marketing of our technology for hard and soft tissue applications. During 1999 and 2000, to meet the demand for soft-tissue and cosmetic dentistry applications, we designed a semiconductor diode laser system, which is now marketed as our LaserSmile system. We received FDA clearance to market the system for a variety of soft-tissue medical applications in September 1999. In 2001, we received FDA clearance to market the LaserSmile system for cosmetic tooth whitening.

In 2002 and 2003, our Waterlase system became the first laser system to receive FDA clearance for three new types of procedures. In 2002, we received clearance to market the Waterlase system for root canal, encompassing all four of the fundamental steps of the procedure. We also received clearance in 2002 to market this system for cutting, shaving, contouring and resection of oral osseous tissues, or bone. In January 2003, we received FDA clearance to market the Waterlase for use in apicoectomy surgery, a procedure for root canal infections and complications that includes cutting gum, bone (to access the infected area) and the apex of the tooth to access the infected area. The clearance also relates to flap surgical procedures. Flaps are frequently performed in conjunction with many procedures, including periodontal, implant placement and recovery, extraction of wisdom teeth, exposure of impacted teeth for orthodontics as well as additional procedures.

Our newly acquired Diolase system received FDA clearances in 1997 to be marketed for a variety of soft tissue dental applications. FDA clearances were issued in 1994 to market the Pulsemaster system for a number of soft tissue procedures. We are in the process of transferring those clearances to our company.

As we develop new products and applications or make any significant modifications to our existing products, we will need to obtain the regulatory approvals necessary to market such products for dental, cosmetic and other medical procedures in our target markets. There are two principal methods by which FDA regulated devices may be marketed in the United States: pre-market approval, or PMA, and 510(k) clearance. A PMA application is required for a device that does not qualify for consideration for 510(k) clearance. The review period for a PMA application is fixed at 180 days, but the FDA typically takes much longer to complete the review. As part of the approval of a PMA application, the FDA typically requires human clinical testing to determine safety and efficacy of the device. To conduct human clinical testing, typically the FDA must approve an Investigational Device Exemption, or an IDE. To date, none of our products have required a PMA application.

To obtain 510(k) clearance, we must demonstrate that our device for which clearance is sought is substantially equivalent to a previously cleared 510(k) device or other appropriate predicate device. The FDA’s stated intention is to review 510(k) notifications as quickly as possible, generally within 90 days. However, the complexity of a submission or a requirement for additional information will typically extend the review period beyond 90 days. Domestic marketing of the product must be deferred until clearance is received from the FDA. In some instances, an IDE is required for clinical trials for a 510(k) clearance. If a request for 510(k) clearance is turned down by the FDA, then a PMA may be required. We intend to utilize the 510(k) notification procedure whenever possible. To date, all of our products that have been subject to regulation by the FDA have qualified for 510(k) clearance.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance, or could even require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or a PMA is obtained.

The FDA also imposes various requirements on manufacturers and sellers of products it regulates under its jurisdiction, such as labeling, manufacturing practices, record keeping and reporting. The FDA also may require post-marketing practices, record keeping and reporting requirements.

We also are subject to unannounced inspections by the FDA for both the U.S. and BIOLASE Europe offices, and the Food and Drug Branch of the California Department of Health Services, and these inspections may include the manufacturing facilities of our subcontractors.

We are also subject to regulation under the Radiation Control for Safety and Health Act of 1968, or the Safety Act, administered by the Center for Devices and Radiological Health, or CDRH, of the FDA. The CDRH controls energy emissions of light and sound and electronic waves from electronic products. These regulations require a laser manufacturer to file new product and annual reports, to maintain quality control, product testing and sales records, to distribute appropriate operation manuals, to incorporate certain design and operating features in lasers sold to end-users and to certify and label each laser sold to end-users as one of four classes of lasers based on the level of radiation from the laser. In addition, various warning labels must be affixed to the product and certain protective devices must be installed, depending upon the class of product. Under the Safety Act, we are also required to register with the FDA as a medical device manufacturer and are subject to inspection on a routine basis by the FDA for compliance with Good Manufacturing Practice, or GMP, regulations. The GMP regulations impose certain procedural and documentation requirements upon us relevant to our manufacturing, testing and quality control activities. We believe both of our facilities comply with the GMP guidelines. The CDRH is empowered to seek remedies for violations of these regulatory requirements under the Federal Food, Drug and Cosmetic Act. We believe that we are currently in substantial compliance with these regulations.

Various state dental boards are considering the adoption of restrictions on the use of lasers by dental hygienists. Approximately 30 states currently allow dental hygienists to use lasers to perform certain dental procedures. In addition, dental boards in a number of states are considering educational requirements regarding the use of dental lasers. The scope of these restrictions and educational requirements is not now known, and they could have an adverse effect on sales of our laser-based products.

Failure to comply with applicable regulatory requirements can result in an enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or PMA approval of new products;

•	withdrawing 510(k) clearance or PMA approvals that are already granted; and

•	criminal prosecution.

International

Foreign sales of our laser-based products are subject to the regulatory requirements of the foreign country or, if applicable, the harmonized standards of the European Union. These regulatory requirements vary widely among the countries and may include technical approvals, such as electrical safety, as well as demonstration of clinical efficacy. We have a CE Mark for our Waterlase and LaserSmile systems, which permits us to commercially distribute these systems throughout the European Union. We rely on export certifications from the FDA to comply with certain regulatory requirements in several foreign jurisdictions, such as New Zealand, Canada and countries in Western Europe. We also received clearance to market our Waterlase and LaserSmile systems in Canada and Australia for a variety of applications. We are currently working to meet certain foreign country regulatory requirements for certain of our products, including Japan. In Japan, our only product approved for sale is the Pulsemaster, which must be sold through a distributor who holds the requisite approval. We are pursuing regulatory approval to sell other products in Japan, but there can be no assurance that additional approvals in Japan or elsewhere will be obtained.

Other Regulatory Requirements

In addition to the regulatory framework for product clearances and approvals, we are subject to extensive and frequently changing regulations under many other laws administered by U.S. and foreign governmental agencies on the national, state and local levels, including requirements regarding occupational health and safety and the use, handling and disposing of toxic or hazardous substances.

Third Party Reimbursement

Many procedures performed with our laser systems are covered by insurance to the same extent as they would be if performed using traditional dental instruments. Most therapeutic procedures performed with our laser systems are reimbursable to a certain extent under dental insurance plans, whereas cosmetic procedures are not. International market acceptance for our products may depend, in part, on the availability of reimbursement within prevailing health care payment systems. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government-sponsored health care and private insurance.

Employees

As of June 9, 2003, we employed approximately 139 people, of which there are approximately 50 in manufacturing and quality and control, 12 in research and development, approximately 50 in sales and sales support, 15 in customer technical support and 12 in administration. Our employees are not represented by any collective bargaining agreement and we believe our employee relations are good.

Facilities

Our corporate headquarters are located at 981 Calle Amanecer, San Clemente, California, where we lease 23,000 square feet of space for manufacturing and administrative functions. The lease on this facility expires on

March 31, 2006. Our wholly-owned subsidiary, BIOLASE Europe, owns a manufacturing facility totaling approximately 20,000 square feet of space in Floss, Germany. Our subsidiary currently leases half of the facility to an unrelated party and uses the remaining portion of the facility for its manufacturing operations. We believe that our facilities are sufficient for our current needs.

Legal Proceedings

We are currently involved in two patent related lawsuits with Diodem, LLC, a California limited liability company. On May 2, 2003, we initiated a civil action in the U.S. District Court for the Central District of California against Diodem. In this lawsuit we are seeking a judicial declaration against Diodem that technology we use in our laser systems does not infringe four patents owned by Diodem. Diodem was founded by Collete Cozean, the former chief executive officer of Premier Laser Systems, Inc., a medical laser company which filed for bankruptcy protection in March 2000. Diodem claims to have acquired the four patents at issue in the case from Premier Laser. On May 5, 2003, Diodem added us as a party to an infringement lawsuit it had previously filed in the U.S. District Court for the Central District of California. Diodem alleges that our technology, including the technology used in our Waterlase system, infringes the four patents it acquired from Premier Laser. Diodem’s infringement suit seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys’ fees and other unspecified damages.

Both of these lawsuits are in their preliminary stages, and may proceed for an extended period of time. Although the outcome of these actions cannot be determined with certainty, we believe our technology and products do not infringe any valid patent rights owned by Diodem, and we intend to continue to vigorously defend against Diodem’s infringement action and pursue our declaratory relief action against Diodem. Please see “Risk Factors—We are a party to a patent infringement lawsuit involving patents relating to our core technologies, which if determined adversely to us, could have a significant negative effect on our earnings.”

We are not currently subject to any other material pending or threatened legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors, including their ages as of June 9, 2003:

Name	Age	Position

Federico Pignatelli(1)(2)	50	Chairman of the Board

Jeffrey W. Jones	45	President, Chief Executive Officer and Director

William A. Owens(1)	62	Director

George V. d’Arbeloff(1)(2)	58	Director

Keith G. Bateman	50	Executive Vice President

Edson J. Rood	60	Vice President, Chief Financial Officer and Secretary

Ioana Rizoiu	39	Vice President, Research and Development

(1)	Member of Audit Committee
(2)	Member of Compensation Committee

Federico Pignatelli has served as the Chairman of our Board since 1994 and as our director since 1991. He is the Founder and President of Art & Fashion Group since 1992. Art & Fashion Group is a holding company of an array of businesses providing services to the advertising industry, including the world’s largest complex of digital and film still photography studios for production and post-production. Previously, Mr. Pignatelli was a Managing Director at Gruntal & Company, an investment banking and brokerage firm and was a Managing Director of Ladenburg, Thalmann & Co., another investment banking and brokerage firm.

Jeffrey W. Jones has served as our President, Chief Executive Officer and as a director since 1998 and as Managing Director of BIOLASE Europe GmbH, our wholly-owned subsidiary, since 2001. From 1986 to 1998, Mr. Jones served in various executive capacities for a group of privately-held companies, including the McMahan Enterprise Group and HGM Medical Laser Systems, a manufacturer of medical lasers used in ophthalmologic, dental and anesthetic applications. At various times during the above mentioned period, he served as President and Chief Executive Officer of these companies.

William A. Owens joined our Board in 1998. Admiral Owens is currently Chief Executive Officer and Chairman of Teledesic LLC, a developer of satellite communications networks. He joined Teledesic in 1998. From 1996 to 1998, Admiral Owens was President, Chief Operating Officer and Vice Chairman of Science Applications International Corporation, a Fortune 500 research and engineering company. Admiral Owens retired from the United States Navy in 1996 after 34 years of service. During his naval career, his positions included Vice Chairman of the Joint Chiefs of Staff, the nation’s second-highest ranking military officer, from 1993 to 1996; Deputy Chief of Naval Operations for Resources, Warfare Requirements and Assessments from 1991 to 1993; Commander of the United States Sixth Fleet from 1990 to 1991; and senior military assistant to the Office of the Secretary of Defense from 1988 to 1991. Admiral Owens also serves as a director of British American Tobacco Holding Ltd., Symantec Corporation, Microvision, Inc., WFI Networks, Inc., IDT Inc., Telstra LLC, Nortel Inc., Cray Inc., Polycom Inc., ViaSat Inc., and TIBCO Software Inc.

George V. d’Arbeloff joined our Board in 1996. Since 2000, Mr. d’Arbeloff has served as the Chairman of Big Idea Group, Inc., a company that links inventors with other companies buying innovation. From 1996 to 2000, Mr. d’Arbeloff served as Chief Executive Officer of Retail Solutions, Inc., a small early-stage private company which sought bankruptcy protection in June 2000. From 1967 to 1996, he served in various executive capacities at Teradyne, Inc., a manufacturer of testing equipment for the semiconductor and electronics industries, including Vice President of Investor Relations from 1995 to 1996, Vice President and General Manager of the Semiconductor Test Group from 1992 to 1995 and Vice President and General Manager of the Industrial/Consumer Division of the Semiconductor Test Group from 1982 to 1992.

Keith G. Bateman has served as our Executive Vice President since 2002 and Vice President of Global Sales from 1999 to 2001. From 1994 to 1998, Mr. Bateman held executive positions with the international and domestic divisions of HGM Medical Laser Systems, Inc., a manufacturer of medical lasers used in ophthalmologic, dental and anesthetic applications. Prior to that, he held several positions in sales, marketing and management at various companies in the computer industry.

Edson J. Rood joined us in July 2001 as our Vice President, Chief Financial Officer and Secretary. From 1990 to 2001, Mr. Rood served as Chief Financial Officer for Scripps Health. Prior to 1990, Mr. Rood served as Vice President of Finance for Scripps Hospitals, and he served with the accounting firm of Arthur Young & Company.

Ioana Rizoiu has served as our Vice President of Research and Development since 1997. From 1995 to 1997, Ms. Rizoiu served as Director of Research and Development, and from 1992 to 1995, she was a physicist with BioLase.

Board of Directors and Committees of the Board

Our Board currently consists of four members. Each Board member is elected at the annual meeting of stockholders and holds office until the next annual meeting and until his successor is elected and qualified. Our Board and executive management team have discussed increasing the size of our Board to five members. Our Board is currently in the process of seeking to identify a qualified individual who would be willing to serve as an additional independent director.

The Audit Committee currently consists of three directors, Federico Pignatelli, William A. Owens and George V. d’Arbeloff. The Committee is a standing committee of, and operates under a written charter adopted by, our Board. The Audit Committee reviews and monitors our financial statements and accounting practices, appoints, determines funding for, and oversees our independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions.

The Compensation Committee currently consists of two directors, Federico Pignatelli and George V. d’Arbeloff. The Committee is primarily responsible for reviewing and developing our general compensation policies and making recommendations to the Board of Directors on compensation levels for our executive officers. The Compensation Committee also reviews and makes recommendations to the Board of Directors on matters relating to employee compensation and benefit plans.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the Board of Directors or the Compensation Committee of any other company that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee. None of our employees or current or former officers are members of our Compensation Committee.

Compensation of Directors

Directors who are not employees of us do not currently receive any cash compensation for their service as members of the Board of Directors or any Board committee. However, directors are reimbursed for all reasonable travel and lodging expenses incurred by them in attending Board and committee meetings.

Under the automatic option grant program in effect under the 2002 Stock Incentive Plan, each individual who is elected to the Board as a non-employee director, at an annual meeting of stockholders or at a special meeting at which directors are elected, automatically is granted, on the date of such election, an option to purchase 30,000 shares of our common stock. The grant is made upon the director’s initial election and each time he or she is reelected at the next annual meeting of our stockholders. Each option vests at a rate of 7,500 shares per quarter, commencing three months after the date of grant. If a non-employee director becomes a director for the first time on a date other than the date of a meeting at which all directors are elected, he or she automatically is granted an option to purchase the number of shares equal to (a) 2,500 multiplied by (b) the difference between 12 and the number of months since the last meeting at which directors were elected, vesting at a rate of 2,500 shares per month.

Each automatic grant under the 2002 Stock Incentive Plan has an exercise price per share equal to the fair market value per share of common stock on the grant date and has a maximum term of ten years, subject to earlier termination twelve months after the date of the optionee’s cessation of Board service for any reason. Each automatic option is immediately exercisable for all of the option shares. However, any shares purchased under the option are subject to repurchase by us, at the lower of the exercise price paid per share or the fair market value per share (determined at the time of repurchase), should the optionee cease Board service prior to vesting in those shares. The shares subject to each initial option grant and each annual option grant will immediately vest in full if certain changes in control or ownership occur or if the optionee dies or becomes disabled while serving as a director.

Under this automatic option grant program, Messrs. Pignatelli, Owens and d’Arbeloff each received an automatic option grant on May 23, 2002, to purchase 30,000 shares of our common stock at an exercise price of $5.31 per share. On April 29, 2003 they each received an automatic option grant under this program to purchase 30,000 additional shares of our common stock at an exercise price of $11.07 per share.

Executive Compensation

The following table contains summary information concerning the annual compensation for the years ended December 31, 2000, 2001 and 2002 for our President and Chief Executive Officer, and our other executive officers who earned over $100,000 for the year ended December 31, 2002.

		Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)		Other Annual Compensation ($)		Securities Underlying Options (#)
Jeffrey W. Jones President and Chief Executive Officer	2002 2001 2000	$240,000 240,000 240,000	$96,000 — —	(1)	$20,540 54,634 4,500	(2) (3) (4)	— 300,000 100,000

Keith G. Bateman Executive Vice President	2002 2001 2000	110,000 110,000 110,000	137,362 69,019 27,442	(5) (5) (5)	— — —		— 100,000 —

Edson J. Rood Vice President and Chief Financial Officer	2002 2001	150,000 64,435	— — —		— — —		— 200,000 75,000

(1)	Represents annual bonus equal to 0.5% of all sales revenue in excess of $10,000,000.
(2)	Represents car allowance of $17,640 and $2,900 of reimbursement for travel expenses.
(3)	Includes housing allowance of $42,000 in lieu of bonuses, car allowance of $8,134 and $4,500 of reimbursement for travel expenses.
(4)	Includes reimbursement for travel expenses.
(5)	Represents commissions earned.

Stock Options and Stock Appreciation Rights

No stock options or stock appreciation rights were granted to the named executive officers during 2002.

Fiscal Year-End Option Values

The following table provides information, with respect to the named executive officers, concerning unexercised options held by them at the end of 2002. None of the named executive officers exercised any stock options during 2002 and no stock appreciation rights were held by the named executive officers at the end of such year.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised in-the-Money Options at Fiscal Year-End ($)(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey W. Jones	657,000	150,000	$1,754,055	$48,000
Keith G. Bateman	162,500	62,500	428,719	20,000
Edson J. Rood	100,000	100,000	110,000	110,000

(1)	Based on the market price of $5.49 per share, determined on the basis of the closing sale price per share of our common stock on the Nasdaq National Market on the last day of the fiscal year ended December 31, 2002, less the option exercise price payable per share, multiplied by the number of shares underlying the options.

Employment Contracts, Termination of Employment and Change in Control Arrangements

In January 2002, we entered into an employment agreement with Jeffrey W. Jones, our President and Chief Executive Officer. Under the terms of the employment agreement, Mr. Jones receives a base annual salary of $240,000. In addition, Mr. Jones earned a bonus equal to 0.50% of all 2002 sales in excess of $10,000,000 and will earn a bonus equal to 0.63% of all 2003 sales in excess of $20,000,000. Mr. Jones received a monthly housing allowance of $3,500 for the fiscal year 2002 for expenses incurred in maintaining a residence in California in connection with his employment with us. The housing allowance was in lieu of any bonus in 2001. Mr. Jones also is entitled to receive an automobile allowance, four weeks’ paid vacation per year, reimbursement of reasonable periodic travel expenses for traveling to and from his permanent residence in Wyoming, and other executive benefits. The term of Mr. Jones’ agreement ends on December 31, 2003, but his employment will continue on a calendar quarter to calendar quarter basis on the terms existing at that time until terminated on at least 90 days prior notice by either party, or until the employment agreement is amended, renewed or extended. We may immediately terminate the employment agreement at any time for cause as defined in the employment agreement. If we terminate Mr. Jones’ employment other than for cause, Mr. Jones will be entitled to receive severance pay in an amount equal to six to 12 months’ base salary.

In connection with the execution of his employment agreement, Mr. Jones received a stock option on December 20, 2001 to purchase 300,000 shares of our common stock at an exercise price of $5.17 per share, which was the fair market value of our common stock on December 20, 2001. The stock option vests at a rate of 12,500 shares per month and expires ten years from the date of grant, subject to earlier termination should Mr. Jones cease to provide service to us. If Mr. Jones’ employment is terminated by us other than for cause, the stock option will continue to vest for the longer of the balance of the calendar year in which the termination occurs or six months following the termination.

In Mr. Jones’ employment agreement, we agreed to indemnify Mr. Jones to the maximum extent permitted under Delaware law against any expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement (with our written consent which shall not be unreasonably withheld) actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, threatened or initiated against Mr. Jones by reason of the fact that he was serving as an officer, director, employee or agent of us or was serving at our request as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

In January 1999, we entered into an agreement with Keith G. Bateman, our Executive Vice President. Under the terms of this agreement, in the event we are acquired or merged, the surviving entity either must offer Mr. Bateman a one-year employment agreement with at least equivalent compensation terms as he receives from us or must pay Mr. Bateman severance in an amount equal to his total compensation during the previous nine months, including base salary, commissions and bonus.

The Compensation Committee of our Board of Directors has the authority to provide for accelerated vesting of the shares of our common stock subject to any outstanding options held by the chief executive officer or any other executive officer or any unvested share issuances actually held by such individual, in connection with certain changes in control of us or the subsequent termination of the officer’s employment following the change of control event.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2002, we have not been and are not a party to any transaction or series of similar transactions in which the amount involved exceeded or exceeds $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of these persons had or will have a direct or indirect material interest.

PRINCIPAL STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock as of June 9, 2003, as adjusted to reflect the sale of shares offered by the prospectus. Ownership information is shown for:

•	each named executive officer;

•	each of our directors; and

•	all directors and executive officers as a group.

To our knowledge, no person is the beneficial owner of more than 5% of our outstanding shares of common stock.

The percentage of beneficial ownership is based on 21,475,322 shares of common stock outstanding as of June 9, 2003, and 23,975,322 shares of common stock outstanding after completion of this offering, assuming no exercise of the underwriters’ over-allotment option to acquire 375,000 shares of our common stock from us, and excluding 2,844,280 shares issuable upon exercise of stock options outstanding on June 9, 2003, and 874,213 shares reserved for future grant or issuance under our equity incentive compensation plans.

		Percent of Common Stock Outstanding
Beneficial Owner(1)	Number of Shares	Before Offering	After Offering
Federico Pignatelli(2)	783,750	3.58%	3.27%
Jeffrey W. Jones(3)	755,200	3.40%	3.15%
William A. Owens(4)	150,000	*	*
George V. d’Arbeloff(5)	204,017	*	*
Keith G. Bateman(6)	204,050	*	*
Edson J. Rood(7)	133,336	*	*
All current directors and executive officers as a group (7 persons)(8)	2,382,853	10.15%	9.94%

*	Represents less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Our common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of June 9, 2003 are deemed to be outstanding and to be beneficially owned by the person or group holding such options or warrants for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group. Unless otherwise indicated, the address for each of the individuals listed in the table is care of BioLase Technology, Inc., 981 Calle Amanecer, San Clemente, California 92673. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws.

(2)	Includes 428,750 shares subject to options, all of which are exercisable within 60 days of June 9, 2003.

(3)	Includes 744,500 shares subject to options, all of which are exercisable within 60 days of June 9, 2003.

(4)	Includes 150,000 shares subject to options, all of which are exercisable within 60 days of June 9, 2003.

(5)	Includes 185,835 shares subject to options, all of which are exercisable within 60 days of June 9, 2003.

(6)	Includes 200,000 shares subject to options, all of which are exercisable within 60 days of June 9, 2003.

(7)	Includes 133,336 shares subject to options, all of which are exercisable within 60 days of June 9, 2003.

(8)	Includes 1,842,421 shares subject to options, all of which are exercisable within 60 days of June 9, 2003.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

We are authorized by our Restated Certificate of Incorporation to issue 50,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. Effective at the closing of this offering, approximately 23,975,322 shares of common stock will be issued and outstanding, assuming no exercise of the underwriters’ over-allotment option to acquire 375,000 shares, and excluding 2,844,280 shares issuable upon exercise of stock options outstanding on June 9, 2003, and 874,213 shares reserved for future grant or issuance under our equity incentive compensation plans. All of the shares of common stock that will be outstanding immediately following this offering, including the shares of common stock sold in this offering, will be validly issued, fully paid and nonassessable. The following summary of our common stock and preferred stock is not complete and may not contain all the information you should consider before investing in our common stock. This description is subject to and qualified in its entirety by provisions of our Restated Certificate of Incorporation and Bylaws and by applicable Delaware law.

Common Stock

The holders of common stock are entitled to one vote for each share on all matters to be voted on by our stockholders, including elections of directors, and the holders of such shares currently possess all voting power. The holders of common stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor. In the event of our dissolution, liquidation or winding up holders of our shares of common stock will be entitled to receive, pro rata, all assets available for distribution to such holders after payment of all liabilities, subject to prior rights of any outstanding preferred stock. The holders of our common stock have no preemptive rights to purchase newly issued securities.

Preferred Stock

The Board of Directors, without further stockholder authorization, may issue from time to time up to 1,000,000 shares of preferred stock. Of the 1,000,000 shares of preferred stock, 500,000 shares are designated as Series B Junior Participating Cumulative Preferred Stock. None of the preferred stock is outstanding.

The Series B Preferred Stock is issuable in connection with our “poison pill” stockholder Rights Plan, which the Board of Directors adopted on December 18, 1998, and which is discussed below. The Series B Preferred Stock ranks senior to our common stock with respect to payment of distributions on liquidation, dissolution or winding up and with respect to the payment of dividends but will rank junior to all series of preferred stock with respect to dividends and the distribution of assets. The section below describing the Rights Plan that the Board of Directors adopted contains additional information on the rights to which a holder of Series B Preferred Stock will be entitled.

The Board of Directors may issue up to 500,000 shares of the remaining authorized preferred stock in one or more series, establish the number of shares to be included in any of these series and fix the designations, powers, preferences and rights of the shares of each of these series and any qualifications, limitations or restrictions thereof, including dividend rights and preferences over dividends on the common stock, conversion rights, voting rights, redemption rights, the terms of any sinking fund therefor and rights upon liquidation.

Options

As of June 9, 2003, we had outstanding options to purchase up to an aggregate of 2,844,280 shares of common stock at exercise prices ranging from $.75 to $7.96, of which 2,092,016 were then exercisable. We have 874,213 additional shares of common stock reserved for future grant or issuance under our equity incentive compensation plans.

Certain Provisions in Our Certificate and Bylaws

Our Bylaws provide that special meetings of the stockholders may be called for any purpose, unless otherwise prescribed by statute or by the Certificate of Incorporation, by the Board of Directors, the Chairman of the Board, the CEO or the President, and shall be called by the Board of Directors or the Secretary at the written request of a majority of the Board of Directors or of the stockholders holding a majority of the outstanding shares of capital stock. Written notice of a special meeting shall be given to each stockholder entitled to vote at such meeting not less than ten and no more than sixty days prior to the meeting.

Our Bylaws also provide that the stockholders may remove a director as provided by Delaware law. New directors may be elected by majority of the remaining directors then in office or by a plurality of votes cast at a special meeting of stockholders called in accordance with the Bylaws.

Our Certificate of Incorporation and Bylaws offer our directors certain protections to the extent permitted by Delaware law. Our directors are not liable to us or our stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving certain wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our Bylaws obligate us to indemnify our directors to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Rights Plan

On December 18, 1998, our Board of Directors adopted a stockholder rights plan under which one preferred stock purchase right was distributed on January 11, 1999 with respect to each share of our common stock, including shares sold under this prospectus. The rights provide, among other things, that if any person becomes the beneficial owner of 15% or more of our common stock while the rights are outstanding, each right will be exercisable to purchase shares of common stock having a market value equal to two times the then current exercise price of a right (initially $30.00). The rights also provide that, if on or after the occurrence of such event, (i) we are merged into any other corporation and we are not the surviving corporation, (ii) another entity is merged into us and all or part of our common stock is exchanged for securities of another entity, cash or other property, or (iii) 50% or more of our assets or earning power are sold, each right will be exercisable to purchase common stock of the acquiring corporation having a market value equal to two times the then current market price of such stock. The rights will expire on December 31, 2008, unless previously triggered, and are subject to redemption at $0.001 per right (as adjusted to reflect any stock split, stock dividend or similar transaction occurring after December 31, 1998) at any time prior to the first date upon which they become exercisable to purchase common shares.

Our rights plan is designed to discourage hostile takeovers by effectively allowing our stockholders to purchase additional shares of our common stock at a discount following the hostile acquisition of a large block of our outstanding common stock and by increasing the value of consideration to be received by stockholders in specified transactions following such an acquisition.

Delaware Business Combination Statute

Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless:

•	prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•	on or subsequent to such date, the business combination is approved by the Board of Directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Except as otherwise specified in Section 203, an interested stockholder is defined to include (1) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (2) the affiliates and associates of any such person.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our Board, since the stockholder approval requirement would be avoided if a majority of the Directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing the consummation of transactions resulting in a change of control. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing

The common stock is traded on the Nasdaq National Market under the trading symbol “BLTI.”

Transfer Agent and Registrar

The transfer agent for our common stock is U.S. Stock Transfer Corporation.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 23,975,322 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option to acquire 375,000 shares of our common stock from us and excluding 2,844,280 shares issuable upon exercise of stock options outstanding on June 9, 2003, and 874,213 shares reserved for future grant or issuance under our equity incentive compensation plans. All of these shares will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares purchased or held by our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. Holders of 387,932 shares of our common stock will be subject to volume limitations under Rule 144 because they are affiliates. In addition, our directors and certain of our officers who collectively hold 387,932 shares of common stock and options to acquire 1,994,971 additional shares of common stock are subject to lock-up agreements under which they have agreed not to, directly or indirectly, sell, hedge or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock or shares issuable upon exercise of options, for a period of 120 days after the date of this prospectus without the prior written consent of Needham & Company, Inc.

UNDERWRITING

We have entered into an underwriting agreement with the underwriters named below. Needham & Company, Inc., William Blair & Company, L.L.C. and Fahnestock & Co. Inc. are acting as representatives of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Needham & Company, Inc.
William Blair & Company, L.L.C.
Fahnestock & Co. Inc.

Total	2,500,000

The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $                  per share. The underwriters may allow, and those dealers may reallow, a concession to other securities dealers of up to $                  per share. After the offering to the public, the offering price and other selling terms may be changed by the representatives.

We have granted an option to the underwriters to purchase up to 375,000 additional shares of common stock at the public offering price per share, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable during the 30-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total number of shares shown.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Total
	Per Share	No Exercise	Full Exercise
Paid by BioLase Technology, Inc.	$	$	$

We estimate that the total expenses of the offering, excluding the underwriting discounts and commissions, will be approximately $625,000.

Subject to the terms and conditions in the underwriting agreement, the underwriters have agreed to purchase all the shares of our common stock being sold pursuant to the underwriting agreement if any of these shares of our common stock are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the accuracy of our representations and warranties in the underwriting agreement and the receipt by the underwriters of officers’ certificates and a legal opinion. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have agreed, subject to certain exceptions, not to offer, sell, contract to sell, grant options to purchase, or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 120 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. This agreement does not apply to options outstanding under any existing employee benefit plans. Our directors and certain of our officers who collectively hold in the aggregate 387,932 shares of common stock and options to acquire 1,994,971 additional shares of common stock, have agreed, subject to certain exceptions, not to, directly or indirectly, sell, hedge, or otherwise dispose of any shares of common stock, options to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock or shares issuable upon exercise of options, for a period of 120 days after the date of this prospectus without the prior written consent of Needham & Company, Inc. Needham & Company, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for, and purchase, common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions, including “passive” market making transactions as described below.

In connection with this offering, some of the underwriters and selling group members, if any, or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.

Any of these activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities, or retard a decline in the market price of our stock. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS

The validity of the shares of common stock offered in this offering will be passed upon for BioLase Technology, Inc. by Pillsbury Winthrop, LLP, Costa Mesa, California. Heller Ehrman White & McAuliffe LLP, San Diego, California, is counsel for the underwriters in connection with the offering.

EXPERTS

The consolidated financial statements of Biolase Technology, Inc. as of December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of the United States operations of the American Dental Laser division of American Medical Technologies, Inc. as of December 31, 2002 and for the year then ended included in this Prospectus have been so included in reliance on the report of HEIN + ASSOCIATES LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Pursuant to the SEC rules, this prospectus does not contain all of the information included in the registration statement. You may read or obtain a copy of the registration statement, and the exhibits and other documents referenced in the registration statement and the prospectus, from the SEC in the manner described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

1.    Our Current Reports on Form 8-K filed with the SEC on April 23, 2003 and June 4, 2003;

2.    Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 12, 2003;

3.    Our Definitive Proxy Statement filed with the SEC on March 27, 2003 in connection with our 2003 Annual Meeting of Stockholders held on April 29, 2003;

4.    Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the SEC on March 24, 2003;

5.    The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 30, 1991, including any amendment or report filed for the purpose of updating such description; and

6.    The description of our preferred stock purchase rights contained in our Registration Statement on Form 8-A filed with the SEC on December 29, 1998, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this prospectus but not delivered with the prospectus. Requests for copies of these documents should be submitted in writing to Investor Relations, at BioLase Technology, Inc., 981 Calle Amanecer, San Clemente, California 92673, or by telephone at (949) 361-1200.

BIOLASE TECHNOLOGY, INC.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Accountants, PricewaterhouseCoopers LLP	F-2
Consolidated Balance Sheets as of December 31, 2001, 2002 and March 31, 2003 (unaudited)	F-3
Consolidated Statements of Operations for the Years Ended December 31, 2000, 2001, 2002 and the Three Months Ended March 31, 2002 (unaudited) and March 31, 2003 (unaudited)	F-4
Consolidated Statements of Stockholders’ Equity (Deficit) for the Years Ended December 31, 2000, 2001, 2002 and the Three Months Ended March 31, 2003 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001, 2002 and the Three Months Ended March 31, 2002 (unaudited) and March 31, 2003 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
Schedule II—Consolidated Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2000, 2001 and 2002	F-22

Unaudited Pro Forma Combined Condensed Financial Data	F-23
Unaudited Pro Forma Combined Condensed Balance Sheet for the Three Months Ended March 31, 2003 (unaudited)	F-24
Notes to Unaudited Pro Forma Combined Condensed Balance Sheet	F-25
Unaudited Pro Forma Combined Condensed Statement of Operations for the Year Ended December 31, 2002	F-26
Unaudited Pro Forma Combined Condensed Statement of Operations for the Three Months Ended March 31, 2003	F-27
Notes to Unaudited Pro Forma Combined Condensed Statement of Operations	F-28

Report of Independent Accountants, Hein + Associates LLP	F-29
Statements of Selected Assets and Liabilities	F-30
Statements of Revenues and Expenses	F-31
Statements of Cash Flows	F-32
Notes to Financial Statements	F-33

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

BioLase Technology, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of BioLase Technology, Inc. and its subsidiaries at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Orange County, California

February 10, 2003

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	December 31,		March 31, 2003
	2001	2002
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,670	$3,940	$5,811
Accounts receivable, less allowance of $195, $395 and $353 (unaudited) in 2001, 2002 and 2003, respectively	2,095	4,790	3,706
Inventories, net of reserves of $232, $239 and $346 (unaudited) in 2001, 2002 and 2003, respectively	1,887	2,792	3,690
Prepaid expenses and other current assets	260	1,028	862

Total current assets	6,912	12,550	14,069
Property, plant and equipment, net	392	1,733	1,750
Patents and trademarks, net	91	67	61
Other assets	166	45	39

Total assets	$7,561	$14,395	$15,919

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$1,792	$1,792	$1,792
Accounts payable	1,656	2,082	1,669
Accrued liabilities	1,976	3,580	3,243
Customer deposits	290	329	294
Deferred gain on sale of building, current portion	63	63	63
Debt	—	1,220	1,257

Total current liabilities	5,777	9,066	8,318
Deferred gain on sale of building	205	142	126

Total liabilities	5,982	9,208	8,444

Stockholders’ equity:
Preferred stock, par value $0.001, 1,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, par value $0.001, 50,000 shares authorized; issued and outstanding—19,734 shares in 2001, 20,131 shares in 2002 and 20,773 shares in 2003 (unaudited)	20	20	21
Additional paid-in capital	48,462	49,497	51,136
Accumulated other comprehensive loss	—	(57)	(83)
Accumulated deficit	(46,903)	(44,273)	(43,599)

Total stockholders’ equity	1,579	5,187	7,475

Total liabilities and stockholders’ equity	$7,561	$14,395	$15,919

See accompanying notes to consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Years Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Net sales	$9,657	$17,887	$29,199	$5,230	$8,668
Cost of sales	4,829	7,299	11,102	2,109	3,137

Gross profit	4,828	10,588	18,097	3,121	5,531
Operating expenses:
Sales and marketing	4,333	7,421	10,922	2,095	3,571
General and administrative	1,841	2,011	3,010	474	844
Engineering and development	2,288	1,520	1,684	419	512

Total operating expenses	8,462	10,952	15,616	2,988	4,927

Income (loss) from operations	(3,634)	(364)	2,481	133	604
Gain on sale of asset	—	79	63	16	16
Gain on foreign currency transactions	—	—	51	—	46
Gain on forward exchange contract	—	—	152	—	22
Interest income	69	44	18	3	5
Interest expense	(163)	(167)	(135)	(33)	(19)

Net income (loss)	$(3,728)	$(408)	$2,630	$119	$674

Net income (loss) per share:
Basic	$(0.19)	$(0.02)	$0.13	$0.01	$0.03
Diluted	$(0.19)	$(0.02)	$0.12	$0.01	$0.03
Shares used in computing net income (loss) per share:
Basic	19,171	19,510	19,929	19,791	20,369
Diluted	19,171	19,510	21,622	21,250	21,713

See accompanying notes to consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands)

	Preferred Stock		Common Stock and Additional Paid-in Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balances at December 31, 1999	—	$—	17,583	$41,827	$—	$(42,767)	$(940)
Private placement of common stock, net	—	—	1,250	2,450	—	—	2,450
Issuance of stock and warrants for earned services	—	—	37	73	—	—	73
Cancellation of stock	—	—	(525)	—	—	—	—
Exercise of stock options	—	—	203	322	—	—	322
Exercise of warrants	—	—	819	2,879	—	—	2,879
Net loss	—	—	—	—	—	(3,728)	(3,728)

Balances at December 31, 2000	—	—	19,367	47,551	—	(46,495)	1,056
Issuance of stock and warrants for earned services	—	—	20	128	—	—	128
Exercise of stock options	—	—	172	367	—	—	367
Exercise of warrants	—	—	175	436	—	—	436
Net loss	—	—	—	—	—	(408)	(408)

Balances at December 31, 2001	—	—	19,734	48,482	—	(46,903)	1,579
Exercise of stock options	—	—	182	472	—	—	472
Exercise of warrants	—	—	215	563	—	—	563
Comprehensive income (loss):
Net income	—	—	—	—	—	2,630	2,630
Foreign currency translation adjustment	—	—	—	—	(57)	—	(57)

Total comprehensive income	—	—	—	—	(57)	2,630	2,573

Balances at December 31, 2002	—	—	20,131	49,517	(57)	(44,273)	5,187
Exercise of stock options (unaudited)	—	—	232	590	—	—	590
Exercise of warrants (unaudited)	—	—	410	1,050	—	—	1,050
Comprehensive income (loss):
Net income (unaudited)	—	—	—	—	—	674	674
Foreign currency translation adjustment (unaudited)	—	—	—	—	(26)	—	(26)

Total comprehensive income (unaudited)	—	—	—	—	(26)	674	648

Balances at March 31, 2003 (unaudited)	—	$—	20,773	$51,157	$(83)	$(43,599)	$7,475

See accompanying notes to consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(3,728)	$(408)	$2,630	$119	$674
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Issuance of common stock and warrants for earned services	73	127	—	—	—
Depreciation and amortization	166	165	246	40	65
Gain on disposal of assets	—	(43)	(63)	(16)	(16)
Gain on forward exchange contracts	—	—	(152)	—	(22)
Provision (benefit) for bad debts	102	104	389	(91)	83
Provision (benefit) for inventory excess and obsolescence	326	108	7	(4)	107
Changes in assets and liabilities:
Accounts receivable	(530)	(1,441)	(3,084)	(242)	1,001
Inventory	(889)	(773)	(912)	(341)	(1,005)
Prepaid expenses and other assets	(12)	(242)	(495)	(81)	194
Accounts payable and accrued liabilities	514	1,276	2,030	(37)	(750)
Customer deposits	200	90	39	(203)	(35)

Net cash (used in) provided by operating activities	(3,778)	(1,037)	635	(856)	296
Cash flows from investing activities:
Additions to property, plant and equipment	(1,069)	(154)	(478)	(72)	(39)
Additions to patents and licenses	—	(10)	—	—	—
Proceeds from the sale of property, plant and equipment	—	2,261	—	—	—

Net cash (used in) provided by investing activities	(1,069)	2,097	(478)	(72)	(39)
Cash flows from financing activities:
Borrowings under a line of credit	450	—	—	—	—
Payments on mortgage note payable	(5)	(1,195)	—	—	—
Payments on note payable	(428)	—	—	—	—
Proceeds from issuance of common stock, net	2,450	—	—	—	—
Proceeds from exercise of stock options and warrants	3,201	803	1,035	723	1,640

Net cash provided by (used in) financing activities	5,668	(392)	1,035	723	1,640
Effect of exchange rate changes on cash	—	—	78	4	(26)
Increase (decrease) in cash and cash equivalents	821	668	1,270	(201)	1,871
Cash and cash equivalents at beginning of period	1,181	2,002	2,670	2,670	3,940

Cash and cash equivalents at end of period	$2,002	$2,670	$3,940	$2,469	$5,811

Supplemental cash flow disclosure:
Cash paid during the period for interest	$148	$130	$51	$13	$8
Cash paid during the period for taxes	2	2	2	2	2
Non-cash financing activities:
Conversion of accrued liabilities to note payable	428	—	—	—	—
Issuance of debt to purchase manufacturing facility	1,200	—	—	—	—
Debt incurred in connection with acquisition of production facility	—	—	1,000	1,000	—

Total	$1,628	$—	$1,000	$1,000	$—

See accompanying notes to consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except per share data)

NOTE 1—BASIS OF PRESENTATION

The Company

BioLase Technology Inc., incorporated in Delaware in 1987, is a medical technology company operating in one business segment that designs, manufactures and markets advanced dental, cosmetic and surgical laser and related products.

Basis of Presentation

The consolidated financial statements include the accounts of BioLase Technology, Inc. and its two wholly-owned subsidiaries: Societe Endo Technic, which is inactive and which we intend to dissolve, and BIOLASE Europe GmbH (“BIOLASE Europe”), a foreign subsidiary incorporated in Germany in December of 2001. We have eliminated all material intercompany transactions and balances in the accompanying financial statements. As of December 31, 2002, $1,700 of net assets were located outside of the United States, in BIOLASE Europe.

The unaudited consolidated financial information included herein have been prepared on a basis consistent with the December 31, 2002 audited consolidated financial statements and include all material adjustments, consisting of normal recurring adjustments, necessary to fairly present the information set forth therein. The unaudited interim consolidated financial information does not include all the footnotes, presentations and disclosures normally required by generally accepted accounting principles in the United States of America (“GAAP”) for complete financial statements. The results for the interim period ended March 31, 2003 is not necessarily indicative of future results.

Use of Estimates

In order to prepare the financial statements in accordance with GAAP, we use estimates and assumptions that may affect reported amounts and disclosures. Significant estimates in these financial statements include valuation allowances on accounts receivable and inventories, accrued warranty expenses, pro-forma effects of stock-based compensation and the provision for deferred taxes and related valuation allowances. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based on amounts that differ from those estimates.

Reclassifications

Certain amounts in the prior period consolidated financial statements have been reclassified to be consistent with the current year presentation.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less as cash equivalents. We invest excess cash primarily in a money market account consisting of U.S. Treasury securities. Cash equivalents are carried at cost, which approximates market.

Accounts Receivable

We regularly evaluate the collectibility of accounts receivable based upon our knowledge of customers and compliance with credit terms. The allowance for doubtful accounts is adjusted based on such evaluation, with a corresponding provision included in general and administrative expenses.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Inventory

We value inventories at the lower of cost or market (determined by the first-in, first-out method). We periodically evaluate the carrying value of inventories. The allowance for obsolescence is adjusted based on such evaluation, with a corresponding provision included in cost of sales.

Property, Plant and Equipment

We state property, plant and equipment at acquisition cost less accumulated depreciation and amortization. Maintenance and repairs are expensed as incurred. Upon sale or disposition of assets, any gain or loss is included in the consolidated statements of operations.

The cost of property, plant and equipment is depreciated using the straight-line method over the estimated useful lives of the respective assets, which are generally not greater than five years, except for leasehold improvements, which are amortized over the lesser of the estimated useful lives of the respective assets or the related lease terms and our German production facility which is depreciated over thirty years.

We continually monitor events and changes in circumstances which could indicate that the carrying balances of property, plant and equipment may exceed the undiscounted expected future cash flows from those assets. If such a condition were to exist, we will recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

Patents, Trademarks and Licenses

Costs incurred to establish and defend patents, trademarks and licenses and to acquire products and process technologies are capitalized. Costs incurred for internally developed technologies that we ultimately patent are expensed as incurred. All amounts assigned to these patents, trademarks and licenses are amortized on a straight-line basis over an estimated eight-year useful life.

The continuing carrying value of patents is assessed based upon our operating experience, expected cash flows from related products and other factors we deem appropriate.

Fair Value of Financial Instruments

Our financial instruments consist of cash, accounts receivable, accounts payable and other accrued expenses that approximate fair value because of the short maturity of these items. The fair value of the foreign currency forward contracts is estimated by obtaining quotes from banks.

Foreign Currency Translation

For operations outside the United States (“U.S.”) that prepare financial statements in currencies other than the U.S. dollar, results of operations and cash flows are translated at average exchange rates during the period, and assets and liabilities are translated at end-of-period exchange rates. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive loss in stockholders’ equity (deficit). Gains and losses resulting from foreign currency transactions, which are denominated in a currency other than the entity’s functional currency, are included in the consolidated statement of operations.

Derivative Financial Instruments

Our derivative financial instruments, consisting of forward exchange contracts in European Euros, are recorded at their fair value on the balance sheet, included in other assets. Our foreign exchange forward contracts

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

are not designated as hedges pursuant to Statements of Financial Accounting Standards (“SFAS”) 133. Changes in the fair value of derivatives that do not qualify for hedge treatment must be recognized currently in earnings.

At December 31, 2002, we had outstanding derivative financial instruments comprised of foreign exchange forward contracts with notional amounts of $697 and a fair value of $849 with the fair value gain of $152 recognized into net income for the year ended December 31, 2002. On February 3, 2003, the contracts expired and were not renewed, resulting in a cumulative realized gain on the contracts of $174.

Revenue Recognition

We recognize sales and related cost of sales upon the shipment of product to customers, provided we have received a purchase order, the price is fixed, collection of the resulting receivable is probable, product returns are reasonably estimable and there are no remaining obligations. Extended warranty contract revenue is recorded on a straight-line basis over the period of the contract, which is one year.

Provision for Warranty Expense

Our products are under warranty against defects in material and workmanship for a period of one year. We estimate warranty costs at the time of sale based on historical experience. Estimated warranty expenses are recorded as an accrued liability, with a corresponding provision to cost of sales.

Changes in the product warranty accrual for the year ended December 31, 2002 and the three months ended March 31, 2003 was as follows:

Warranty accrual, December 31, 2001	$561
Warranty expenditures	(1,149)
Provision for estimated warranty cost during the period	1,213

Warranty accrual, December 31, 2002	$625
Warranty expenditures (unaudited)	(290)
Provision for estimated warranty cost during the period (unaudited)	290

Warranty accrual, March 31, 2003 (unaudited)	$625

Shipping and Handling Costs and Revenues

All shipping and handling costs are expensed as incurred and are recorded as a component of cost of sales. Charges for shipping and handling are included as part of sales.

Advertising Costs

All advertising costs are expensed as incurred. Advertising costs incurred for the years ended December 31, 2000, 2001 and 2002, were approximately $420, $609 and $939, respectively.

Engineering and Development

Engineering and development costs related to both present and future products are expensed as incurred.

Income Taxes

Differences between accounting for financial statement purposes and accounting for tax return purposes are stated as deferred tax assets or deferred tax liabilities in the accompanying consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. We have established valuation allowances to reduce deferred tax assets until it is more likely than not that those assets will be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

Stock-Based Compensation

On December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation Transition and Disclosure, which amends SFAS No. 123. SFAS No. 148 requires more prominent and frequent disclosures about the effects of stock-based compensation, which we have adopted for the year ended December 31, 2002. We will continue to account for our stock-based compensation according to the provisions of APB Opinion No. 25.

If we had recognized compensation cost at the date of grant, our pro-forma net income (loss) and pro-forma income (loss) per share would have been as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Net income (loss), as reported	$(3,728)	$(408)	$2,630	$119	$674
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of related tax effects	(462)	(935)	(1,249)	(108)	(154)

Pro forma net income (loss)	$(4,190)	$(1,343)	$1,381	$11	$520

Net income (loss) per share:
Basic—as reported	$(0.19)	$(0.02)	$0.13	$0.01	$0.03
Basic—pro forma	$(0.22)	$(0.07)	$0.07	$0.00	$0.03

Diluted—as reported	$(0.19)	$(0.02)	$0.12	$0.01	$0.03
Diluted—pro forma	$(0.22)	$(0.07)	$0.06	$0.00	$0.02

Shares used in computing net income (loss) per share:
Basic	19,171	19,510	19,929	19,791	20,369
Diluted	19,171	19,510	21,622	21,250	21,713
The pro forma amounts were estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:
	Years Ended December 31,			Three Months Ended March 31,
	2000	2001	2002	2002	2003
				(unaudited)
Expected term (years)	3.50	3.50	3.50	3.50	3.50
Volatility	83%	64%	84%	64%	84%
Risk free interest rate	6.21%	4.68%	3.05%	4.68%	3.05%
Weighted-average fair value of options granted	$1.34	$2.19	$2.97

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Our options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.

Income (Loss) Per Share—Basic and Diluted

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. In computing diluted earnings per share, the weighted average number of shares outstanding is adjusted to reflect the effect of potentially dilutive securities.

Potential common shares totaling 2,000, 1,453 and 365 were not included in the diluted earnings per share amounts for the years ended December 31, 2000, 2001 and 2002, respectively, as their effect would have been anti-dilutive.

For the year ended December 31, 2002, potentially dilutive securities included in the computation of diluted income per share consisted of stock options and warrants and resulted in potential common shares of 1,693.

Income (Loss) Per Share—Basic and Diluted (Unaudited)

Stock options totaling 78 were not included in the diluted earnings per share amounts for the three months ended March 31, 2002 as their effect would have been anti-dilutive. No stock options were excluded from the diluted earnings per share amounts for the three months ended March 31, 2003.

	Three Months Ended
	2002	2003
Net Income	$119	$674

Weighted average shares outstanding—basic	19,791	20,369
Dilutive effect of stock options and warrants	1,459	1,344

Weighted average shares outstanding—diluted	21,250	21,713

Comprehensive Income (Loss)

Comprehensive income (loss) encompasses the change in equity from transactions and other events and circumstances from non-owner sources and is included in the statement of stockholders’ equity. Accumulated other comprehensive loss consists of the effect of foreign currency translation adjustments.

New Accounting Pronouncements

In April 2002, the FASB issued SFAS No. 145, Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections. The significant items from SFAS 145 that are relevant to the Company are the provisions regarding extinguishment of debt and the accounting for sale-leaseback transactions. The provisions of this statement are applicable for financial statements issued on or subsequent to May 15, 2002. The adoption of this statement did not have an impact on our consolidated financial statements.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. We expect that the adoption of this statement will not have an impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. We expect that the adoption of FIN 45 will not have an impact on our consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of FASB Statement No. 123.” This amendment provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirement of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002. Since we are continuing to account for stock-based compensation according to APB 25, our adoption of SFAS No. 148 requires us to provide prominent disclosures about the effects of FAS 123 on reported income and will require us to disclose these affects in the interim financial statements as well.

NOTE 3—SUPPLEMENTARY BALANCE SHEET INFORMATION

	December 31, 2001	December 31, 2002	March 31, 2003
			(unaudited)
Inventory
Materials	$1,020	$1,124	$1,267
Work-in-process	656	695	1,198
Finished goods	211	973	1,225

Inventories	$1,887	$2,792	$3,690

	December 31, 2001	December 31, 2002	March 31, 2003
			(unaudited)
Property, Plant and Equipment
Land	$—	$288	$297
Building	—	792	816
Leasehold improvements	54	89	101
Equipment and computers	448	763	784
Furniture and fixtures	202	184	196

Total	704	2,116	2,194
Less accumulated depreciation	(312)	(383)	(444)

Property, plant and equipment, net	$392	$1,733	$1,750

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

	December 31, 2001	December 31, 2002	March 31, 2003
			(unaudited)
Patents and Trademarks
Patents	$112	$112	$112
Trademarks	69	69	69

Total	181	181	181
Less accumulated depreciation	(90)	(114)	(120)

Patents and trademarks, net	$91	$67	$61

	December 31, 2001	December 31, 2002	March 31, 2003
			(unaudited)
Accrued Liabilities
Accrued payroll and benefits	$652	$1,320	$1,070
Accrued warranty expense	561	625	625
Accrued insurance	—	318	162
Accrued sales taxes	411	853	837
Deferred revenue	37	180	224
Other accrued liabilities	315	284	325

Accrued liabilities	$1,976	$3,580	$3,243

NOTE 4—DEBT

In February 2002, our wholly-owned subsidiary, BIOLASE Europe, purchased a production facility in Germany for a maximum liability of $850 payable in Euros at the conversion rate of 0.8591 (Euros 989). We are required to make a payment of Euros 582 by April 1, 2003. We are currently negotiating with the seller and a third party for that third party to pay between $300 and $500 of the purchase price in exchange for certain rights that would be granted to the third party. If we are not able to reach an agreement in this regard, we will be required to make another installment of $150 on September 30, 2003. The balance of amounts owed will be due by December 1, 2003. At December 31, 2002, the balance outstanding was Euros 1,164 or $1,220.

At December 31, 2002, we had $1,792 outstanding under a revolving credit agreement with a bank. The revolving credit agreement provides for borrowings of up to $1,800 for financing inventories and is collateralized by substantially all accounts receivable and inventories. The interest rate is based upon LIBOR plus 0.5%. At December 31, 2002, the interest rate on the outstanding balance was 1.92%. The effective interest rate for the year ended December 31, 2002, including the amortization of the fair value of common stock and warrants in connection with issuing our line of credit was 7.5%. The revolving credit agreement expires on July 31, 2003.

NOTE 5—COMMITMENTS AND CONTINGENCIES

Leases

In March 2001, we entered into a $2,200 sale-leaseback transaction whereby we sold and leased back our manufacturing facility located in San Clemente, California. The result of the sale was a $316 gain, which was deferred and is being amortized over the five-year lease term. The related lease is being accounted for as an operating lease. In connection with the sale and leaseback of our manufacturing facility, the mortgage note was retired in March 2001.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

We also lease certain office equipment under operating lease arrangements. Future minimum rental commitments under operating leases for each of the years ending December 31 are as follows:

2003	$270
2004	261
2005	249
2006	61

Total	$841

Rent expense was $97, $198 and $250 for the years ended December 31, 2000, 2001 and 2002, respectively.

Litigation

On October 31, 2002, we filed a lawsuit in the U. S. District Court for the Central District of California, Southern Division, against American Medical Technologies, Inc. (“AMT”). In the lawsuit, we allege that AMT is infringing certain patents owned by us which relate to the use of laser and water technology in the medical and dental fields. Our claims arise out of AMT’s offer to sell and the sale in the United States of a dental device that uses laser and water technology. In the lawsuit, we are seeking an award of monetary damages and injunctive relief against AMT. While we believe that the case is meritorious, there is no assurance that we will achieve a favorable outcome. No amounts have been recorded in the consolidated financial statements relating to the outcome of this matter.

From time to time, we are involved in other legal proceedings incidental to our business. We believe that our pending actions, individually and in the aggregate, will not have a material adverse effect on our financial condition, results of operations or cash flows.

401(k) Plan

We have a Section 401(k) defined contribution retirement plan covering substantially all of our full-time employees. We are not obligated to match employee contributions or make other annual contributions to this plan. We made no contributions to the 401(k) plan other than administrative expenses paid on behalf of this plan, which were nominal for the years ended December 31, 2000, 2001 and 2002.

Concentration of Credit Risk and Key Suppliers

Significant customers consisted primarily of international distributors. We have distributorship agreements for dental lasers in Europe, Australia, the Middle East, the Far East, Canada and Mexico. For the years ended December 31, 2000, 2001 and 2002, export sales were $4,200, $3,300 and $6,800, respectively, of which 54%, 50% and 43%, respectively, were sales in Europe. No distributor or customer accounted for more than 10% of consolidated sales in 2002. Sales to one distributor accounted for 13% and 10% of consolidated sales in 2000 and 2001, respectively.

We currently buy certain key components of our products from single suppliers. Although there are a limited number of manufacturers of these key components, management believes that other suppliers could provide similar key components on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

Financial instruments that subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We maintain our cash accounts with established commercial banks. Such cash deposits periodically exceed the Federal Deposit Insurance Corporation insured limit of $100 for each account.

Accounts receivable concentrations have resulted from sales activity to three distributors. Accounts receivable for such distributors totaled approximately $529, $517 and $838, respectively, at December 31, 2000, 2001 and 2002. No single customer accounted for more than 10% of our accounts receivable at December 31, 2000, 2001 or 2002.

NOTE 6—STOCKHOLDERS’ EQUITY

Equity Financing

In March 2000, we raised equity capital through private offerings as follows:

Year Ended December 31,	Number of Shares of Common Stock	Net Cash Consideration
2000	1,250	$2,450

In March 2000, we issued 1,250 shares of common stock and 625 stock purchase warrants in a private placement. An additional 63 warrants were issued in connection with the placement. Each warrant entitles the holder to purchase one share of common stock at an exercise price of $2.50 per share and was originally scheduled to expire on March 31, 2002, but has subsequently been extended to June 30, 2003. During 2002, 165 of these warrants were exercised, leaving a balance outstanding as of December 31, 2002 of 523.

We have also issued common stock and warrants as compensation in connection with the annual extensions of our bank line of credit as follows:

Year	Shares of Stock	Warrants	Valuation
2000	37	100	$115
2001	20	—	$ 95

The value of the stock and warrants issued for services is charged to expense as compensation for services. The value of shares issued in December 2001 was charged to interest expense during 2002.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The following table summarizes warrant activity:

	Shares	Weighted- Average Exercise Price Per Share
Warrants outstanding, December 31, 1999	1,548	$3.66
Issuance of warrants	788	2.87
Exercise of warrants	(819)	3.51
Expired warrants	(75)	4.67

Warrants outstanding, December 31, 2000	1,442	3.32
Issuance of warrants	50	3.00
Exercise of warrants	(175)	2.50
Expired warrants	(429)	3.00

Warrants outstanding, December 31, 2001	888	2.50
Exercise of warrants	(215)	2.62

Warrants outstanding, December 31, 2002	673	$2.46

The following table summarizes additional information about the warrants, which are outstanding as of December 31, 2002:

Shares	Expiration Date	Exercise Price
523	June 30, 2003	$2.50
50	June 30, 2003	$3.00
100	December 1, 2003	$2.00

673

In June 2002, we extended the expiration date of warrants to purchase 523 shares of common stock from September 30, 2002 to June 30, 2003. These warrants have an exercise price of $2.50 and were issued in connection with a private placement in 2000. In June 2002, we also extended the expiration date of warrants to purchase 50 shares of common stock from December 1, 2002 to June 30, 2003. These warrants have an exercise price of $3.00 per share and were issued in connection with previous annual extensions of our credit facility.

Preferred Stock

The Board of Directors, without further stockholder authorization, may issue from time to time up to 1,000 shares of preferred stock. Of the 1,000 shares of preferred stock, 500 shares are designated as Series B Junior Participating Cumulative Preferred Stock. None of the preferred stock is outstanding.

On December 18, 1998, our Board of Directors adopted a stockholder rights plan under which one preferred stock purchase right was distributed on January 11, 1999 with respect to each share of our common stock outstanding at the close of business on December 31, 1998. The rights provide, among other things, that in the event any person becomes the beneficial owner of 15% or more of our common stock while the rights are outstanding, each right will be exercisable to purchase shares of common stock having a market value equal to two times the then current exercise price of a right (initially $30.00). The rights also provide that, if on or after the occurrence of such event, we are merged into any other corporation or 50% or more of our assets or earning power are sold, each right will be exercisable to purchase common stock of the acquiring corporation having a

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

market value equal to two times the then current exercise price of such stock. The rights will expire on December 31, 2008, unless previously triggered, and are subject to redemption at $0.001 per right at any time prior to the first date upon which they become exercisable to purchase common shares.

Cancellation of Common Stock

In 1998, we acquired substantially all of the assets of Laser Skin Toner, Inc. (“LSTI”), a development stage company, for 1,600 shares of our common stock. We assigned the full amount of the consideration we paid to in-process research and development and charged the entire amount to expense in 1998. In 1999, we exchanged the LSTI technology for a royalty based upon future sale of product covered by patents on the LSTI technology. In 2000, we entered into an agreement with the former shareholders of LSTI whereby the former shareholders agreed to return (for cancellation) 525 of the shares of common stock issued to them in 1998. Each party also exchanged general releases, including the release of all claims, if any, relating to our acquisition of the assets of LSTI.

Common Stock Options

We have stock option plans that enable us to offer equity participation to employees, officers and directors as well as certain non-employees. At December 31, 2002, a total of 5,025 shares have been authorized for issuance, of which 942 shares have been issued for options which have been exercised, 2,888 shares have been reserved for options that are outstanding and 1,195 shares are available for the granting of additional options.

Stock options may be granted as incentive or nonqualified options; however, no incentive stock options have been granted to date. The exercise price of options equals or is greater than the market price of the stock as of the date of grant. Options may vest over various periods but typically vest over three years. Options expire after ten years or within a specified time from termination of employment, if earlier.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The following table summarizes option activity:

	Shares	Weighted–Average Exercise Price Per Share
Options outstanding, December 31, 1999	2,136	$2.35
Granted at fair market value	271	2.26
Granted above fair market value	281	2.23
Exercised	(203)	1.59
Cancelled	(175)	2.14
Forfeited	(174)	2.96

Options outstanding, December 31, 2000	2,136	2.19
Granted at fair market value	971	4.37
Granted above fair market value	25	2.50
Exercised	(172)	2.13
Forfeited	(206)	2.59

Options outstanding, December 31, 2001	2,754	3.08
Granted at fair market value	338	5.05
Exercised	(182)	2.59
Forfeited	(22)	4.15

Options outstanding, December 31, 2002	2,888	$3.34

Options exercisable, December 31, 2000	1,675	$2.40
Options exercisable, December 31, 2001	1,885	$2.44
Options exercisable, December 31, 2002	2,185	$2.87

The following table summarizes additional information for those options that are outstanding and exercisable as of December 31, 2002:

Options Outstanding				Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Number of Shares	Weighted Average Exercise Price
$0.75 to 3.95	1,781	$2.35	5.84	1,727	$2.33
$4.00 to 6.59	1,107	$4.92	4.82	457	$4.89

	2,888			2,185

In addition to the options granted under our stock option plans, we have issued options to certain other individuals through various agreements. Options to purchase 90 shares of common stock were outstanding at December 31, 1999; 2 options with a weighted average exercise price of $12.00 expired in 2002, leaving 88 options with a weighted average exercise price of $9.71 outstanding and exercisable at December 31, 2002 and scheduled to expire in 2003.

During 2001, options to purchase 35 shares of common stock were granted to non-employees for services valued at $17. The fair value of these options was charged to operating expense in 2001.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

NOTE 7—INCOME TAXES

The following table presents the current and deferred provision for federal and state income taxes for the years ended December 31:

	Years Ended December 31,
	2000	2001	2002
Current:
Federal	$—	$—	$—
State	2	2	2

	2	2	2
Deferred:
Federal	—	—	—
State	—	—	—

	$2	$2	$2

The foregoing tax provisions are included in general and administrative expense in the accompanying consolidated statements of operations.

The tax effects of temporary differences that give rise to the deferred tax provision for the years ended December 31 are as follows:

	Years Ended December 31,
	2000	2001	2002
Property and equipment	$(5)	$7	$38
Research and development	227	307	(454)
Reserves not currently deductible	131	28	148
Inventories	79	40	61
Intangible assets	—	(346)	648
Capital loss carryforward	(275)	—	—
Research and development credits	—	616	(114)
Net operating losses	1,286	(603)	(898)

	1,443	49	(571)
Change in valuation allowance	(1,443)	(49)	571

	$—	$—	$—

The provision for income taxes differs from the amount that would result from applying the federal statutory rate as follows for the years ended December 31:

	Years Ended December 31,
	2000	2001	2002
Tax rate	(34.0)%	(34.0)%	(34.0)%
Stock options	(4.5)%	(43.0)%	12.2%
Change in valuation allowance	38.1%	71.8%	21.6%
Other	0.4%	5.2%	0.2%

Total	0.0%	0.0%	0.0%

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

The components of the deferred income tax assets are as follows at December 31:

	2001	2002
Property and equipment	$170	$208
Research and development	1,399	945
Reserves not currently deductible	489	637
Inventories	142	203
Intangible assets	(346)	302
State taxes	1	1
Research and development credits	616	502
Net operating losses	13,427	12,529

	15,898	15,327
Valuation allowance	(15,898)	(15,327)

Total	$—	$—

We have established a valuation allowance against deferred tax assets due to the uncertainty surrounding the realization of such assets. We periodically evaluate the recoverability of the deferred tax assets and at such time as it is determined that such assets are realizable, the valuation allowance will be reduced.

As of December 31, 2002, we had net operating loss carryforwards for federal and state purposes of approximately $34,900 and $7,500, respectively, which began expiring in 2001. As of December 31, 2002, we had research and development credit carryforwards for federal and state purposes of approximately $332 and $170, respectively. The utilization of net operating loss and credit carryforwards may be limited under the provisions of Internal Revenue Code Section 382 and similar state provisions.

NOTE—8 SUBSEQUENT EVENTS (UNAUDITED)

We are currently involved in two patent related lawsuits with Diodem, LLC, a California limited liability company. On May 2, 2003, we initiated a civil action in the U.S. District Court for the Central District of California against Diodem. In this lawsuit we are seeking a judicial declaration against Diodem that technology we use in our laser systems does not infringe four patents owned by Diodem. Diodem was founded by the former chief executive officer of Premier Laser Systems, Inc., a medical laser company which filed for bankruptcy protection in March 2000. Diodem claims to have acquired the four patents at issue in the case from Premier Laser. On May 5, 2003, Diodem added us as a party to an infringement lawsuit it had previously filed in the U.S. District Court for the Central District of California. Diodem alleges that our technology, including the technology used in our Waterlase system, infringes the four patents it acquired from Premier Laser. Diodem’s infringement suit seeks treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys’ fees and other unspecified damages.

Although the outcome of these actions cannot be determined with certainty, we believe our technology and products do not infringe any valid patent rights owned by Diodem, and we intend to continue to vigorously defend against Diodem’s infringement action and pursue our declaratory relief action against Diodem.

On May 14, 2003 we entered into a $5,000 credit facility with a bank. The new facility is for a term of one year, bears interest at LIBOR plus 2.25% and is secured by all of our assets. Approximately $1,800 was drawn immediately to pay off our previous bank line of credit.

BIOLASE TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except per share data)

On May 21, 2003 we acquired the American Dental Laser product line and related dental laser assets of American Medical Technologies, Inc. (AMT) for approximately $5,737. Consideration was $1,825 cash, $105 in costs directly attributable to the acquisition and 308 shares of stock valued at $12.38 per share based on the average closing price between May 19 and May 23, 2003. The assets included dental laser patents, customer lists, brand names and other intellectual property as well as laser products. No liabilities of AMT were assumed in the transaction. The purchase price will be allocated to the tangible and identifiable intangible assets acquired based on their fair value with any residual amount recorded as goodwill. As a part of the purchase transaction, we and AMT agreed to dismiss with prejudice the lawsuit we had filed in October 2002 against AMT which alleged infringement of certain of our patents.

BIOLASE TECHNOLOGY, INC.

SCHEDULE II—CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

AND RESERVES FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(in thousands)

	Allowance for Doubtful Accounts	Reserve for Excess and Obsolete Inventory	Valuation Allowance for Deferred Tax Asset
Balances at December 31, 1999	$118	$309	$14,406
Charged to operations	102	326	1,443
Write-offs	(99)	(185)	—

Balances at December 31, 2000	121	450	15,849
Charged to operations	104	108	49
Write-offs	(30)	(326)	—

Balances at December 31, 2001	195	232	15,898
Charged to operations	389	7	(571)
Write-offs	(189)	—	—

Balances at December 31, 2002	$395	$239	$15,327

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

(in thousands)

In May 2003, we acquired the American Dental Laser product line and related dental laser assets consisting of inventory, patents, customer names, and other intellectual property, from American Medical Technology, Inc. The purchase price totalled $5,737, which was comprised of a $1,825 cash payment, 308 shares of our common stock, and $105 in costs directly attributable to the acquisition. The acquisition will be accounted for as a purchase; accordingly, the tangible and identifiable intangible assets acquired will be recorded at their fair values with the residual of the purchase price recorded as goodwill. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or the financial position that would have occurred if the acquisition had been consummated as of the assumed date, nor is it necessarily indicative of the future operating results or financial position of the combined companies. We have not conducted a formal valuation of the acquired intangible and tangible assets of American Dental Laser. However, the unaudited pro forma financial information is based on assumptions that we believe are reasonable. The final allocations are likely to be different from the amounts reflected below, and may result in additional identifiable intangible assets or changes thereto, including changes to the estimated useful lives of such assets. These differences may be significant. We intend to engage an independent firm to assist us in our appraisal of the acquired assets at which time the final purchase price allocation will be made.

The unaudited combined condensed pro forma balance sheet is based on our individual balance sheet and the financial statements of American Dental Laser appearing elsewhere in this Prospectus and has been prepared to reflect our acquisition of American Dental Laser as of March 31, 2003. The unaudited combined condensed pro forma statement of operations is based on our individual statements and the financial statements of American Dental Laser appearing elsewhere in this Prospectus, and combines our results of operations and American Dental Laser for the year ended December 31, 2002 and the three months ended March 31, 2003 as if the acquisition occurred on January 1, 2002. These unaudited combined condensed pro forma financial statements should be read in conjunction with our historical financial statements and notes thereto and the financial statements of American Dental Laser included elsewhere in this Prospectus.

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

(in thousands)

	March 31, 2003
	BioLase	American Dental Laser	Pro Forma
			Acquisition Adjustments		Combined
ASSETS
Current assets:
Cash and cash equivalents	$5,811	$—	$(1,930	)(A)	$3,881
Accounts receivable, net	3,706	70	(70	)(B)	3,706
Inventory	3,690	994	—		4,684
Prepaid expenses and other current assets	862	28	(28	)(B)	862

Total current assets	14,069	1,092	(2,028)		13,133
Property and equipment, net	1,750	3	—		1,753
Patents, trademarks and other intangibles, net	61	—	2,396	(C)	2,457
Goodwill	—	—	2,344	(C)	2,344
Other assets	39	—	—		39

Total assets	$15,919	$1,095	$2,712		$19,726

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$1,792	$—	$—		$1,792
Accounts payable and accrued liabilities	4,912	843	(843	)(B)	4,912
Customer deposits	294	—	—		294
Deferred gain on sale of building, current portion	63	—	—		63
Debt	1,257	—	—		1,257

Total current liabilities	8,318	843	(843)		8,318
Deferred gain on sale of building	126	—	—		126

Total liabilities	8,444	843	(843)		8,444
Stockholders’ equity	7,475	252	3,807	(D)	11,282
			(252	)(B)

Total liabilities and stockholders’ equity	$15,919	$1,095	$2,712		$19,726

See accompanying notes to pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

(in thousands, except per share data)

Note 1—The Unaudited Pro Forma Combined Condensed Balance Sheet has been prepared to reflect the acquisition of the American Dental Laser division (“ADL”) of American Medical Technologies, Inc. (“AMT”) by us for an aggregate purchase price of $5,737, which consists of the issuance of 308 shares of Biolase common stock valued at $12.38 per share, using our average common stock price as quoted on the Nasdaq for the period from May 19, 2003 through May 23, 2003, $1,825 in cash and $105 in estimated costs directly attributable to the acquisition. The total purchase price will be allocated to the acquired tangible and intangible assets of ADL based on the fair values with the balance allocated to goodwill. The amount and components of the estimated purchase price along with the allocation to assets purchased are as follows:

Tangible assets acquired	$997
Patents, trademarks and customer lists	2,396
Goodwill	2,344

Total purchase price	$5,737

The assets acquired represent the historical assets of ADL at March 31, 2003 of $997.

Pro forma adjustments are made to reflect:

(A) The payment of $1,930 for the cash component of the purchase price which includes $1,825 per the asset purchase agreement and $105 in estimated transaction costs.

(B) The elimination of ADL assets not acquired by us and the stockholders equity accounts of ADL.

(C) The allocation of the purchase price to the $2,396 in acquired patents, trademarks and customer lists each with an estimated life of five years, and $2,344 in goodwill.

(D) The issuance of 308 shares of our common stock, which is a component of the purchase price.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31, 2002
			Pro Forma
	BioLase	American Dental Laser	Acquisition Adjustment		Combined
Net sales	$29,199	$4,505	$—		$33,704
Cost of sales	11,102	3,729	—		14,831

Gross profit	18,097	776	—		18,873

Operating expenses:
Sales, marketing, general and administrative	13,932	3,877	—		17,809
Engineering and development	1,684	310	—		1,994
Restructuring costs	—	326	—		326
Amortization expense	—	—	479	(A)	479

Total operating expenses	15,616	4,513	479		20,608

Income (loss) from operations	2,481	(3,737)	(479)		(1,735)
Non-operating income (loss)	149	(14)	—		135

Net income (loss)	$2,630	$(3,751)	$(479)		$(1,600)

Net income (loss) per share—
Basic	$0.13				$(0.08)
Diluted	$0.12				$(0.08)
Shares used in computing net income (loss) per share—
Basic	19,929				20,237
Diluted	21,622				20,237

See accompanying notes to pro forma combined condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

(in thousands, except per share data)

	Three Months Ended March 31, 2003
			Pro Forma
	BioLase	American Dental Laser	Acquisition Adjustment		Combined
Net sales	$8,668	$412	$—		$9,080
Cost of sales	3,137	296	—		3,433

Gross profit	5,531	116	—		5,647

Operating expenses:
Sales, marketing, general and administrative	4,415	211	—		4,626
Engineering and development	512	26	—		538
Amortization expense	—	—	120	(A)	120

Total operating expenses	4,927	237	120		5,284

Income (loss) from operations	604	(121)	(120)		363
Non-operating income (loss)	70	12	—		82

Net income (loss)	$674	$(109)	$(120)		$445

Net income per share—
Basic	$0.03				$0.02
Diluted	$0.03				$0.02
Shares used in calculating net income per share—
Basic	20,369				20,677
Diluted	21,713				22,021

See accompanying notes to pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

(in thousands, except per share amounts)

Note 1—The Unaudited Pro Forma Combined Condensed Statement of Operations reflect the proposed acquisition outlined in Note 1 to the Unaudited Pro Forma Combined Condensed Balance Sheet.

(A)	Amortization expense for the acquired patents, trademarks and customer lists using an estimated useful life of five years. Goodwill resulting from the acquisition is not amortized in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142.

Note 2—Basic and diluted net loss per share for the year ended December 31, 2002 was computed using the 19,929 shares of our common stock outstanding, plus the 308 shares issued as a component of the purchase price.

Note 3—Basic and diluted net loss per share for the three months ended March 31, 2003 was computed using the 20,369 and 21,713 shares of our common stock outstanding, respectively, plus the 308 shares issued as a component of the purchase price.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors  American Medical Technologies, Inc.

We have audited the accompanying statement of selected assets and liabilities of the American Dental Laser division (“Division”) of American Medical Technologies, Inc. (“Company”) as of December 31, 2002 and the related statements of revenues and expenses for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statement of selected assets and liabilities of the American Dental Laser division of American Medical Technologies, Inc. as of December 31, 2002 and the statement of revenues and expenses for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Division will continue as a going concern. As discussed in Note 1 to the financial statements, the Division has incurred a net loss of $3,750,635 for the year ended December 31, 2002. This matter raises substantial doubt about the Division’s ability to continue as a going concern. Management’s plans in regard to these matters are described in Note 1 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effect on the recoverability and classification of assets that may result from the outcome of this uncertainty.

HEIN + ASSOCIATES LLP

Houston, Texas

June 16, 2003

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

STATEMENTS OF SELECTED ASSETS AND LIABILITIES

	December 31, 2002	March 31, 2003
		(unaudited)
ASSETS
Current Assets:
Accounts receivable, less allowance for doubtful accounts of $100,000 in 2002 and $46,000 in 2003	$160,866	$69,646
Inventories, net	1,177,364	993,624
Other current assets	30,924	28,424

Total current assets	1,369,174	1,091,694
Property and equipment, net	3,586	3,020

Total assets	$1,372,760	$1,094,714

LIABILITIES AND DIVISIONAL EQUITY
Current Liabilities:
Accounts payable	$843,084	$842,852
Divisional equity:
Divisional deficit	(1,450,389)	(1,559,936)
Intercompany transactions	1,980,065	1,811,798

Total divisional equity	529,676	251,862

Total liabilities and divisional equity	$1,372,760	$1,094,714

See accompanying notes to these financial statements.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

STATEMENTS OF REVENUES AND EXPENSES

	Year Ended December 31,	Three Months Ended March 31,
	2002	2002	2003
		(unaudited)
Revenues	$4,378,210	$1,549,296	$267,181
Royalties	126,683	33,224	144,623

	4,504,893	1,582,520	411,804
Cost of sales	3,728,669	787,811	296,337

Gross profit	776,224	794,709	115,467
Cost and expenses:
Selling, general and administrative	3,876,752	1,013,716	210,730
Research and development	309,838	60,168	26,322
Restructuring costs	326,415	—	—

Loss from operations	(3,736,781)	(279,175)	(121,585)
Other income (expense):
Other income	9,333	5,833	29,741
Interest expense	(146,787)	(27,749)	(17,686)

Loss before income taxes	(3,874,235)	(301,191)	(109,530)
Income tax expense (benefit)	(123,600)	—	17

Net loss	$(3,750,635)	$(301,191)	$(109,547)

See accompanying notes to these financial statements.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2002	Three Months Ended March 31,
		2002	2003
		(unaudited)
Cash flows from operating activities:
Net loss	$(3,750,635)	$(301,191)	$(109,547)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,268	567	567
Provision for slow-moving inventory	1,151,514	26,132	145,654
Provision for doubtful accounts	49,942	—	—
Changes in operating assets and liabilities:
Accounts receivable	327,006	213,848	91,240
Inventories	(91,024)	(259,467)	38,084
Other current assets	67,587	12,532	2,500
Accounts payable	263,277	(25,577)	(231)
Intercompany transactions	1,980,065	333,156	(168,267)

Net cash used in operating activities	—	—	—
Cash, at beginning of period	—	—	—

Cash, at end of period	$—	$—	$—

See accompanying notes to these financial statements.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

American Dental Lasers (the “Division” or “ADL”) was a division of American Medical Technologies, Inc. (“AMT”), which develops, manufactures and markets high technology products designed primarily for general dentistry. The accompanying financial statements are derived from the historical books and records of AMT and present the statement of selected assets and liabilities and revenues and expenses applicable to the U.S. laser operations of AMT. On May 21, 2003, AMT entered into an Asset Purchase Agreement with BioLase Technology, Inc. (“BioLase”) for the sale of AMT’s laser assets for cash and stock with an aggregate value of approximately $5.6 million. The purchase price consists of $1,825,000, to be paid to Bank One to retire AMT’s debt to Bank One, and 307,500 shares of BioLase common stock.

Going Concern—The Division’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Division incurred a net loss of $3,750,635 for the year ended December 31, 2002, which raises substantial doubt about the Division’s ability to continue as a going concern.

Basic of Presentation—The accompanying unaudited financial statements of ADL for the three-month periods ended March 31, 2002 and 2003 have been prepared by management in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments and allocations, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

The statement of assets acquired has been prepared using the historical basis of accounting and include all of the assets and liabilities specifically identifiable with the U.S. operations of the Division. The statement of selected assets and liabilities does not include assets and liabilities of AMT which are not specifically identifiable with the Division. These assets and liabilities are as follows:

•	Trade accounts receivable arising from the sale of laser parts;

•	Prepaid insurance and similar prepaid expenses;

•	Property and equipment of AMT other than equipment acquired by BioLase;

•	Accounts payable for amounts due to vendors supplying solely non-laser inventory, a combination of laser and non-laser inventory, or selling, general and administrative goods and services; and

•	Accrued liabilities such as accrued warranty, restructuring and compensation costs.

Allocation of these assets and liabilities using methods based upon revenues, net loss, assets and equity would not necessarily be reflective of the nature of the costs incurred. Depreciation, warranty, restructuring, compensation and interest expenses have been allocated to the Division and are considered intercompany charges for use of assets and resources that are not specifically identifiable with the Division.

The statement of revenues and expenses includes all revenue and expenses attributable to the U.S. operations of the Division, including a corporate allocation of costs of shared services (including legal, finance, sales, and marketing and corporate office expenses). These costs are allocated to the Division on a basis that is considered by management to reflect most fairly or reasonably the utilization of services provided to or the benefit obtained by the Division, such as the percentage of revenues or actual utilization. Therefore, AMT used a

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

percentage of revenue approach in allocating these charges such that approximately 34.08%, 53.46% and 52.06% of these costs and expenses are allocated to ADL for the three months ended March 31, 2003 and 2002 and the year ended December 31, 2002, respectively. Management believes the methods used to allocated these amounts are reasonable. However, the financial information included herein does not necessarily reflect what the financial position or results of operation would have been had the Division operated as a stand-alone public entity during the periods covered, and may not be indicative of future results of operations or financial position. For the year ended December 31, 2002, three months ended March 31, 2002 and 2003 and such allocated costs amounted to $3,235,049, $905,890 and $227,101, respectively, and are included in operating expenses.

The details of the allocation were as follows:

	Year Ended December 31, 2002	Three Months Ended March 31,
		2002	2003
Selling, general and administrative	$2,598,798	$845,722	$200,779
Research and development	309,838	60,168	26,322
Restructuring	326,415	—	—

	$3,235,049	$905,890	$227,101

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimate—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The determination of the Division’s valuation allowance for inventory is a significant estimate that could change materially over the next year should circumstances affecting the Division’s current sales volumes change.

Inventories—Inventories consist of the following:

	December 31, 2002	March 31, 2003
		(unaudited)
Finished goods	$705,722	$597,939
Raw materials, parts and supplies, net of reserve for slow moving inventory of $1,449,214 and $1,594,870, respectively	471,642	395,685

	$1,177,364	$993,624

The Division’s reserve for slow moving inventory is evaluated periodically based on its current and projected sales and usage. Prior to the fourth quarter 2002, the Division’s inventory reserve was calculated by comparing on hand quantities as of the measurement date to the prior twelve months’ sales. The reserve calculation assumed that sales for each unit or part will not be less than sales for the prior twelve months. Changes to the reserves were included in costs of goods sold and had a direct impact on the Division’s financial position and result of operations. The reserve was calculated differently for finished units than it was for parts. For parts, when the on hand quantity exceeded the prior twelve months’ sales and usage, the excess inventory was calculated by subtracting the greater of the prior twelve months’ sales and usage or a base quantity of 50 from the quantity on hand. This excess was then 100% reserved. The base quantity of 50 represented

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

management’s determination of the minimum quantity of parts needed to fulfill its service, repair, and warranty obligations for five years. All parts or units with less than twelve months of sales or usage history were excluded from the calculation.

In the fourth quarter of 2002, the Division changed certain assumptions it uses in computing the inventory valuation allowance. The inventory reserve calculation remained the same for finished units, but was changed for parts. For parts, the new policy assumes that three years of projected parts usage of any given part will not be subject to a valuation allowance. Any parts on hand exceeding three years of projected usage are subject to a 100% valuation allowance. For purposes of computing the valuation allowance at December 31, 2002 and March 31, 2003, parts usage was projected at 50% of the prior 12 months part usage. This change in methodology resulted in an increase in the reserve for slow moving inventory of $854,996 versus what it would have been under the prior methodology for the year ended December 31, 2002.

Restructuring Costs—In the second quarter of 2002 AMT adopted a restructuring plan that called for the closure of its remaining sales and service branches and significant reductions in the number of employees in mid-June. As part of the restructuring, a total of 49 employees were terminated, comprised of field sales and service personnel, manufacturing employees and administrative personnel. As of September 30, 2002 AMT had vacated all of its former sales and service centers. Costs such as employee severance, lease termination costs and other exit costs have been recorded as of the date the restructuring plan was finalized. None of the expenses accrued as part of the restructuring have any benefit for future operations. Certain costs were estimated based on the latest available information. Restructuring costs were allocated to the Division based on the Division’s revenues versus total AMT revenues.

Equipment—Equipment is stated at cost less accumulated depreciation and includes only the equipment purchased by Biolase. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Accumulated depreciation aggregated $11,703 at December 31, 2002 and $12,270 at March 31, 2003.

Intangible assets—During 2001, the Company’s distributorship agreement with its Japanese supplier expired. The Company has been unable to secure a distributor for its products in Japan. As a result, sales in Japan were nominal in 2002. The Company had intangible assets with a carrying value of $615,924 relating to various rights to distribute products to Japan. These circumstances are indicative of an impairment of these intangible assets. These intangible assets were charged off December 2002 in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was adopted on January 1, 2002. This impairment expense is included in Selling, General and Administrative Expenses in the statement of revenues and expenses.

Revenue Recognition—The Division recognizes revenue when all of the following criteria are met: 1) a contract or sales arrangement exists; 2) products have been shipped and title has been transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; 4) no further obligation exists on the part of the Division (other than warranty obligations); and 5) collectibility is reasonably assured. The Division recognizes the related estimated warranty expense when title is transferred to the customer, generally upon shipment. The Division recognizes revenue on certain sales to two of its international distributors under terms that require shipment to a local independent warehouse. The Division’s policy is to include shipping and handling costs, net of the related revenues, which are not material in costs of goods sold. There are no significant estimates or assumptions involved in determining the appropriate recognition of revenues.

Stock Based Compensation—AMT grants stock options for a fixed number of shares to employees with an exercise price no less than the fair value of the shares at the date of grant. AMT accounts for stock option grants

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants. Had the Company accounted for the stock under the fair value method, the Division’s net loss would not have been significantly impacted.

Income Taxes —The Division’s operations are included in the consolidated tax returns of AMT. Income tax expense (benefit) was allocated to the Division based on the pro rata revenues of the Division versus AMT as a whole for each of the respective periods included in the accompanying financial statements.

Advertising—The Division expenses advertising costs as incurred. Advertising expense approximated $131,000 in 2002 and $55,000 and $1,000 for the three months ended March 31, 2002 and 2003, respectively.

New Accounting Standards and Disclosures—In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It supersedes the guidance in EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under EITF 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. Under SFAS 146, an entity’s commitment to a plan does not, by itself, create a present obligation that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 did not have a material impact on the Company.

AMERICAN DENTAL LASERS

(FORMERLY A DIVISION OF AMERICAN MEDICAL TECHNOLOGIES, INC.)

NOTES TO FINANCIAL STATEMENTS—(CONTINUED)

NOTE 3—LITIGATION AND CONTINGENCIES

As part of the consideration in the execution of the Asset Purchase Agreement with BioLase, AMT and BioLase agreed to enter into a Stipulation for Dismissal with Prejudice in the patent infringement lawsuit filed by BioLase against AMT in the U.S. District Court for the Central District of California, Southern District. The stipulation settles all matters between the parties arising from that lawsuit, dismisses the complaint and prohibits BioLase from bringing any further action based on the alleged patent infringement.

Also in connection with the Asset Purchase Agreement with BioLase, AMT agreed to cooperate with BioLase in the defense of the patent infringement lawsuit filed in the Federal District Court for the Central District of California by Diodem LLC. That suit, in which AMT has not been served, alleges patent infringement on four patents and seeks injunctive relief and an unspecified amount of actual and trebled damages. Because the assets which were alleged to infringe on Diodem patents were sold to BioLase in the Asset Purchase Agreement, AMT assigned to BioLase its rights to recovery under that lawsuit, and BioLase agreed to indemnify AMT against any loss it may incur as a result of its cooperation with BioLase to take action it would not otherwise have taken in the defense of the suit.

The Company is involved in certain other litigation and claims arising in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the statement of selected assets and liabilities or statements of revenues and expenses of the Division.

Needham & Company, Inc.

William Blair & Company

Fahnestock & Co. Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the registrant’s common stock being registered, all of which will be paid by the registrant. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC Registration Fee	$2,903
NASD Filing Fee	4,350
Printing Expenses	125,000
Nasdaq National Market Additional Listing Fee	17,500
Legal Fees and Expenses	350,000
Accounting Fees and Expenses	75,000
Transfer Agent Fees and Expenses	25,000
Miscellaneous	25,247

Total	$625,000

The registrant will bear all costs, expenses and fees in connection with the registration of the shares.

Item 15.    Indemnification of Directors and Officers

The registrant’s Restated Certificate of Incorporation provides that its directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) any breach of their duty of loyalty to the registrant or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the General Corporation Law of the State of Delaware (the “Delaware Law”), or (iv) any transaction from which the director derives an improper personal benefit.

Article X of the registrant’s Amended and Restated Bylaws provides that the registrant will indemnify any director or officer, or former director or officer, who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, to the fullest extent authorized by the Delaware Law, against all costs, charges, expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered in connection with such action, suit or proceeding. The registrant also will indemnify any such director or officer, or any such former director or officer, against expenses incurred in defending any such action, suit or proceeding in advance of its final disposition, provided that, if required by the Delaware Law, the payment of such expenses will be made only upon delivery to the registrant of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified.

Article X of the registrant’s Amended and Restated Bylaws further provides that in the event a director or officer has to bring suit against the registrant for indemnification and is successful, the registrant will pay such director’s or officer’s expenses of prosecuting such claim; that indemnification provided for by the Amended and Restated Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that the registrant may purchase and maintain insurance on behalf of a director or officer against any expense, liability or loss, whether or not the registrant would have the power to indemnify such director or officer against such expense, liability or loss under the Delaware Law; and that to the extent any director or officer is by reason of such position a witness in any action, suit or proceeding, the registrant shall indemnify him or her against all costs and expenses actually and reasonably incurred by him or her in connection therewith.

The registrant’s employment agreement with its President and Chief Executive Officer, Jeffrey W. Jones, provides that the registrant will, to the maximum extent permitted under the Delaware Law, indemnify Mr. Jones against any expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, threatened or initiated against Mr. Jones by reason of the fact that he was serving as a director or officer.

Section 145 of the Delaware Law provides that a Delaware corporation has the power to indemnify its directors and officers in certain circumstances.

Subsection (a) of Section 145 of the Delaware Law empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his or her conduct was unlawful.

Subsection (b) of Section 145 of the Delaware Law empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such director or officer acted in good faith and in a manner such director or officer reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability, but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Section 145 of the Delaware Law further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

The registrant maintains directors’ and officers’ liability insurance covering its directors and officers.

Reference is also made to the Underwriting Agreement, which provides indemnification of officers, directors and controlling persons of the registrant against certain liabilities.

Item 16.    Exhibits

Exhibit Number

1.1	*	Form of Underwriting Agreement.

4.1	*	Specimen of common stock certificate.

4.2

Certificate of Designations, Preferences and Rights of Series A 6% Redeemable Cumulative Convertible Preferred Stock of BioLase Technology, Inc. (incorporated by reference to the registrant’s Quarterly Report on Form 10-QSB filed with the SEC on November 19, 1996.)

4.4

Rights Agreement dated as of December 31, 1998 between the Registrant and U.S. Stock Transfer Corporation (incorporated by reference to the registrant’s Registration Statement on Form 8-A filed with the SEC on December 29, 1998.)

4.5		1990 Stock Option Plan (incorporated by reference to the registrant’s Registration Statement on Form S-1 filed with the SEC on October 9, 1992).

4.6		1992 Stock Option Plan (incorporated by reference to the registrant’s Registration Statement on Form S-1 filed with the SEC on October 9, 1992).

4.7		1993 Stock Option Plan (incorporated by reference to the registrant’s Annual Report on Form 10-K filed with the SEC on April 14, 1994).

4.8		2002 Stock Incentive Plan (incorporated by reference to the registrant’s Definitive Proxy Statement filed with the SEC on March 27, 2003).

5.1	*	Opinion of Pillsbury Winthrop LLP.

23.1		Consent of PricewaterhouseCoopers LLP

23.2	*	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

23.3		Consent of Hein & Associates LLP

24.1		Power of Attorney (included on signature page).

*	To be filed by amendment.

Item 17.    Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant’s Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Clemente, State of California, on the 18th day of June, 2003.

BIOLASE TECHNOLOGY, INC.

By:	/s/ JEFFREY W. JONES
Jeffrey W. Jones President, Chief Executive Officer and Director

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Jeffrey W. Jones and Edson J. Rood, jointly and severally, as attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendment to this Registration Statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JEFFREY W. JONES Jeffrey W. Jones	President and Chief Executive Officer and Director (principal executive officer)	June 18, 2003

/s/ EDSON J. ROOD Edson J. Rood	Vice President and Chief Financial Officer (principal financial and accounting officer)	June 18, 2003

/s/ FEDERICO PIGNATELLI Federico Pignatelli	Director and Chairman of the Board	June 18, 2003

William A. Owens	Director	June , 2003

/s/ GEORGE V. D’ARBELOFF George V. d’Arbeloff	Director	June 18, 2003

INDEX OF EXHIBITS

Exhibit Number

1.1	*	Form of Underwriting Agreement.

4.1	*	Specimen of common stock certificate.

4.2

Certificate of Designations, Preferences and Rights of Series A 6% Redeemable Cumulative Convertible Preferred Stock of BioLase Technology, Inc. (incorporated by reference to the registrant’s Quarterly Report on Form 10-QSB filed with the SEC on November 19, 1996.)

4.4

Rights Agreement dated as of December 31, 1998 between the Registrant and U.S. Stock Transfer Corporation (incorporated by reference to the registrant’s Registration Statement on Form 8-A filed with the SEC on December 29, 1998.)

4.5		1990 Stock Option Plan (incorporated by reference to the registrant’s Registration Statement on Form S-1 filed with the SEC on October 9, 1992).

4.6		1992 Stock Option Plan (incorporated by reference to the registrant’s Registration Statement on Form S-1 filed with the SEC on October 9, 1992).

4.7		1993 Stock Option Plan (incorporated by reference to the registrant’s Annual Report on Form 10-K filed with the SEC on April 14, 1994).

4.8		2002 Stock Incentive Plan (incorporated by reference to the registrant’s Definitive Proxy Statement filed with the SEC on March 27, 2003).

5.1	*	Opinion of Pillsbury Winthrop LLP.

23.1		Consent of PricewaterhouseCoopers LLP

23.2	*	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

23.3		Consent of Hein & Associates LLP

24.1		Power of Attorney (included on signature page).

*	To be filed by amendment.